FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2019 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

3 MAY 2019
HSBC HOLDINGS PLC
1Q19 EARNINGS RELEASE – HIGHLIGHTS
John Flint, Group Chief Executive, said:
“These are an encouraging set of results, particularly in the context of heightened economic uncertainty globally. We remain focused on executing the strategy we outlined last June, while also being alert to risks in the global economy.”
Financial performance (vs. 1Q18)

•	Reported profit after tax up 31% to $4.9bn.

•	Reported revenue up 5%. Adjusted revenue up 9%, supported by positive market impacts and disposal gains.

•
Reported operating expenses down 12%. Adjusted operating expenses up 3.2% in 1Q19, which has slowed from 5.6% at FY18 (compared with FY17). Returned to positive adjusted jaws of 6.0%, supported by favourable markets-related movements and disposal gains in Latin America.

•	Earnings per share of 21 cents, up 40%. Return on tangible equity (annualised) up 220bps to 10.6%.

•
Common equity tier 1 (‘CET1’) ratio up 30bps from 31 December 2018 to 14.3%, including a 7bps adverse impact of IFRS 16. We are committed to the discipline of scrip neutralisation and will announce our decision on 2019 share buybacks at the half-year.

Strategic progress

•
Continued growth momentum in RBWM and CMB. Adjusted revenue up 10% in RBWM and 11% in CMB, compared with 1Q18. Strong adjusted revenue performances in Retail Banking (up 11%) and Global Liquidity and Cash Management (up 17%).

•	Strong growth in Asia, despite a softer rate and growth environment. Reported revenue up 7% compared with 1Q18; reported lending growth of $11bn or 2% compared with 4Q18.

•	Investments of $1.0bn in 1Q19, up 15% compared with 1Q18, on near- and medium-term initiatives to grow the business and enhance our digital capabilities.

•	Revenue growth from our international network, with transaction banking revenue up 9% compared with 1Q18.

•
US turnaround progressing, but this remains our most challenging strategic priority. In 1Q19, we increased retail customer numbers and continued to capitalise on our international network, despite the softening rate environment.

Financial highlights and key ratios
	Quarter ended 31 Mar
	2019	2018	Change
	$m	$m	%
Reported profit before tax	6,213	4,755	30.7
Adjusted profit before tax	6,350	5,800	9.5
Reported profit after tax	4,910	3,738	31.4
	$	$	%
Basic earnings per share	0.21	0.15	40.0
Diluted earnings per share	0.21	0.15	40.0
Net asset value per ordinary share	8.20	8.40	(2.4)
Tangible net asset value per ordinary share	7.05	7.29	(3.3)
Tangible net asset value per fully diluted ordinary share	7.02	7.25	(3.2)
	Millions	Millions
Basic number of ordinary shares outstanding	20,082	20,013
Basic number of ordinary shares outstanding and dilutive potential ordinary shares	20,177	20,118
	%	%
Net interest margin	1.59	1.67
Return on average ordinary shareholders’ equity (annualised)	10.2	7.5
Return on average tangible equity (annualised)	10.6	8.4
Adjusted jaws	6.0
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted figures are foreign currency translation and significant items, which include litigation and regulatory items.

Capital and balance sheet
		At
		31 Mar	31 Dec
		2019	2018
	Footnotes	%	%
Common equity tier 1 ratio	1	14.3	14.0
Leverage ratio	1	5.4	5.5
		$m	$m
Loans and advances to customers		1,005,279	981,696
Customer accounts		1,356,511	1,362,643
Loans and advances to customers as a percentage of customer accounts		74.1%	72.0%
Risk-weighted assets	1	879,485	865,318

1
The Group has adopted the EU’s regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’. These apply to reported and adjusted RWAs, regulatory capital and related ratios throughout this 1Q19 Earnings Release, unless otherwise stated.

HSBC Holdings plc Earnings Release 1Q19	1

Earnings Release – 1Q19

Contents
	Page		Page
Highlights	1	Risk-weighted assets	27
Group Chief Executive’s review	3	Summary information – global businesses	30
Adjusted performance	3	Summary information – geographical regions	32
Financial performance commentary	5	Appendix – selected information	34
Cautionary statement regarding forward-looking statements	15	– Reconciliation of reported and adjusted results – global businesses	34
Summary consolidated income statement	16	– Reconciliation of reported and adjusted risk-weighted assets	37
Summary consolidated balance sheet	17	– Reconciliation of reported and adjusted results – geographical regions	37
Credit risk	18	– Reconciliation of capital with and without IFRS 9 transitional arrangements	42
Capital	25	First interim dividend for 2019	43
Leverage	26	Terms and abbreviations	44
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in
66 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,659bn at 31 March 2019, HSBC is one of the world’s largest banking and financial services organisations.

2	HSBC Holdings plc Earnings Release 1Q19

Review by John Flint, Group Chief Executive
We have made a good start to 2019. Reported profit after tax was up significantly on 1Q18, thanks largely to strong revenue growth in our Retail Banking and Wealth Management and Commercial Banking businesses, and favourable movements in significant items. Return on tangible equity – our headline measure – was up considerably on the same period last year, and we delivered positive adjusted jaws over the quarter.
Our three main global businesses performed well. Retail Banking and Wealth Management generated a significant increase in adjusted revenue on the back of higher lending and deposit balances, notably in the UK and Hong Kong, and from positive market impacts in insurance manufacturing. Commercial Banking delivered a double-digit increase in adjusted revenue, owing mainly to our continued strength in transaction banking, with growth across all regions. Global Banking and Markets adjusted revenue was up relative to a strong first quarter last year, with favourable movements on credit and funding valuation adjustments and growth in transaction banking more than offsetting the impact of economic uncertainty on our Global Banking, equities and fixed income businesses.
These are an encouraging set of results, and we remain focused on executing the strategy we outlined last June. At the same time, we remain alert to risks in the global economy. We are proactively managing costs and investment in line with this more uncertain outlook, and will continue to do so.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q19 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for 4Q18 and 1Q18 at the average rates of exchange for 1Q19; and
•
the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2019.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 34 to 42 detail the effects of significant items on each of our global business segments and geographical regions during 1Q19, 4Q18 and 1Q18.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Management Board (‘GMB’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented on page 4. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 34 to 36 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

HSBC Holdings plc Earnings Release 1Q19	3

Earnings Release – 1Q19

Reconciliation of reported and adjusted results
		Quarter ended
		31 Mar	31 Dec	31 Mar
		2019	2018	2018
	Footnotes	$m	$m	$m
Revenue
Reported		14,428	12,695	13,710
Currency translation			75	(656)
Significant items		(22)	(129)	142
– customer redress programmes		—	(7)	—
– disposals, acquisitions and investment in new businesses		—	(29)	112
– fair value movement on financial instruments	1	(22)	(95)	28
– currency translation of significant items			2	2
Adjusted		14,406	12,641	13,196
Change in expected credit losses and other credit impairment charges
Reported		(585)	(853)	(170)
Currency translation			(10)	18
Adjusted		(585)	(863)	(152)
Operating expenses
Reported		(8,222)	(9,144)	(9,383)
Currency translation			(55)	446
Significant items		159	265	1,123
– cost of structural reform	2	53	61	126
– customer redress programmes		56	(16)	93
– disposals, acquisitions and investment in new businesses		—	(2)	2
– past service costs of guaranteed minimum pension benefits equalisation		—	228	—
– restructuring and other related costs		50	15	20
– settlements and provisions in connection with legal and regulatory matters		—	(24)	897
– currency translation of significant items			3	(15)
Adjusted		(8,063)	(8,934)	(7,814)
Share of profit in associates and joint ventures
Reported		592	558	598
Currency translation			13	(28)
Adjusted		592	571	570
Profit before tax
Reported		6,213	3,256	4,755
Currency translation			23	(220)
Significant items		137	136	1,265
– revenue		(22)	(129)	142
– operating expenses		159	265	1,123
Adjusted		6,350	3,415	5,800
Loans and advances to customers (net)
Reported		1,005,279	981,696	981,165
Currency translation			5,923	(43,391)
Adjusted		1,005,279	987,619	937,774
Customer accounts
Reported		1,356,511	1,362,643	1,379,679
Currency translation			7,573	(55,166)
Adjusted		1,356,511	1,370,216	1,324,513

1	Includes fair value movements on non-qualifying hedges and debit value adjustments (‘DVA’) on derivative contracts.

2
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

4	HSBC Holdings plc Earnings Release 1Q19

Financial performance commentary

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2019	2018	2018
	$m	$m	$m
Adjusted profit/(loss) before tax
Retail Banking and Wealth Management	2,231	1,354	1,876
Commercial Banking	2,016	1,676	2,030
Global Banking and Markets	1,639	704	1,640
Global Private Banking	98	60	111
Corporate Centre	366	(379)	143
Total	6,350	3,415	5,800

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2019	2018	2018
	$m	$m	$m
Reported profit/(loss) before tax
Europe	(14)	(1,559)	(18)
Asia	5,006	3,951	4,768
Middle East and North Africa	465	399	437
North America	379	290	(596)
Latin America	377	175	164
Total	6,213	3,256	4,755
Adjusted profit/(loss) before tax
Europe	69	(1,402)	134
Asia	5,040	3,974	4,662
Middle East and North Africa	466	401	431
North America	388	294	426
Latin America	387	148	147
Total	6,350	3,415	5,800
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 34 to 42 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
1Q19 compared with 1Q18 – reported results

Movement in reported profit before tax compared with 1Q18
	Quarter ended
	31 Mar	31 Mar	Variance
	2019	2018	1Q19 vs. 1Q18
	$m	$m	$m	%
Revenue	14,428	13,710	718	5
ECL	(585)	(170)	(415)	>(100)
Operating expenses	(8,222)	(9,383)	1,161	12
Share of profit from associates and JVs	592	598	(6)	(1)
Profit before tax	6,213	4,755	1,458	31
Reported profit before tax
Reported profit before tax of $6.2bn in 1Q19 was $1.5bn or 31% higher than in 1Q18. This increase reflected higher revenue in RBWM due to balance sheet growth and wider margins in Retail Banking, and in CMB due to growth in Global Liquidity and Cash Management (‘GLCM’) and Credit and Lending (‘C&L’). Revenue growth included the favourable effects of market impacts in insurance manufacturing, credit and funding valuation adjustments in GB&M and the non-recurrence of a 1Q18 adverse swap mark-to-market loss on a bond reclassification in Corporate Centre. Growth also included 1Q19 disposal gains in RBWM and CMB of $157m.
Operating expenses were $1.2bn lower, reflecting net favourable movements in significant items, notably as 1Q18 included a charge of $0.9bn for settlements and provisions in connection with legal and regulatory matters. This was partly offset by an increase in expenditure on investments to grow the business, including enhancements of digital capabilities. In addition, expected credit losses and other credit impairment charges (‘ECL’) increased, notably in CMB in the UK and Asia.
Excluding net favourable movements in significant items of $1.1bn and adverse foreign currency translation differences of $0.2bn, profit before tax increased by $0.6bn or 9%.
Reported revenue
Reported revenue of $14.4bn was $0.7bn or 5% higher than in 1Q18.

HSBC Holdings plc Earnings Release 1Q19	5

Earnings Release – 1Q19

The increase in reported revenue included adverse foreign currency translation differences of $0.7bn, partly offset by a net favourable movement in significant items of $0.2bn.
Excluding foreign currency translation differences and significant items, revenue increased by $1.2bn or 9%.
Reported ECL
Reported ECL of $0.6bn were $0.4bn higher than in 1Q18, notably in CMB, reflecting charges in 1Q19, compared with net releases in 1Q18. In addition, there were lower net ECL releases in Corporate Centre in 1Q19.
The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $8.2bn were $1.2bn or 12% lower than in 1Q18. This primarily reflected a favourable effect of foreign currency translation differences of $0.4bn and net favourable movements in significant items of $1.0bn, which included the non-recurrence of settlements and provisions in connection with legal and regulatory matters of $0.9bn in 1Q18. These favourable movements were partly offset by an increase in operating expenses from near- and medium-term investments to grow the business, together with higher performance-related pay.
Excluding significant items and foreign currency translation differences, operating expenses increased by $0.2bn or 3%.
Reported share of profit from associates and JVs
Reported income from associates of $0.6bn was broadly unchanged.
Group
1Q19 compared with 1Q18 – adjusted results

Movement in adjusted profit before tax compared with 1Q18
	Quarter ended
	31 Mar	31 Mar	Variance
	2019	2018	1Q19 vs. 1Q18
	$m	$m	$m	%
Revenue	14,406	13,196	1,210	9
ECL	(585)	(152)	(433)	>(100)
Operating expenses	(8,063)	(7,814)	(249)	(3)
Share of profit from associates and JVs	592	570	22	4
Profit before tax	6,350	5,800	550	9
Adjusted profit before tax
On an adjusted basis, profit before tax of $6.4bn was $0.6bn or 9% higher than in 1Q18.
From 1 July 2018, Argentina was deemed a hyperinflationary economy for accounting purposes. The impact of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ from 1 July 2018 and presenting in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ resulted in a $50m decrease in profit before tax in 1Q19. The effects of hyperinflation accounting in Argentina have not been deemed a significant item and are therefore included within adjusted results.
Adjusted revenue
Adjusted revenue of $14.4bn was $1.2bn or 9% higher than in 1Q18, reflecting continued growth momentum in RBWM and CMB, notably in Asia. Revenue increased in GB&M, while in GPB revenue fell. We also recorded a net favourable movement in revenue in Corporate Centre.

•
In RBWM, revenue increased by $0.5bn or 10%, mainly in Retail Banking, reflecting growth in lending and deposit balances, primarily in the UK and Hong Kong, and wider margins resulting from interest rate rises. In Wealth Management, revenue growth was mainly due to favourable market impacts in 1Q19 of $181m in insurance manufacturing (1Q18: $40m adverse), partly offset by lower investment distribution revenue compared with a strong 1Q18.

•
In CMB, revenue increased by $0.4bn or 11%, primarily in GLCM as we benefited from wider deposit margins, notably in Hong Kong and the UK, as well as growth in average balances in the UK. In addition, revenue increased in C&L due to balance sheet growth, partly offset by the effects of margin compression. Revenue growth in Global Trade and Receivables Finance (‘GTRF’) was due to improved margins and higher fees.

•
In GB&M, revenue increased by $0.1bn or 3% and included a net favourable movement on credit and funding valuation adjustments. Revenue increases in GLCM and Securities Services were driven by the impact of higher interest rates and average balance growth. Revenue also increased in GTRF, primarily in MENA and Asia, as we grew average lending balances. In Global Banking, revenue fell as 1Q18 included gains on corporate lending restructuring, while in Global Markets, revenue was down due to reduced client activity, driven by market uncertainty, partly offset by a provision release of $106m in Equities.

•
In GPB, revenue decreased by $17m or 4%, primarily in the US, reflecting the impact of our repositioning actions and lower investment revenue in Switzerland. This was partly offset by an increase in Asia from growth in deposit revenue and annuity fees, partly offset by lower brokerage and trading revenue.

•
In Corporate Centre, we recorded a net favourable movement in revenue of $0.2bn. This primarily reflected higher revenue in Central Treasury, mainly as 1Q18 included a $177m loss arising from swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’. This was partly offset by the adverse effects of hyperinflation accounting in Argentina of $56m.

Adjusted ECL
Adjusted ECL of $0.6bn were $0.4bn higher, driven by a small number of individual corporate exposures, mainly in the UK. There was no material change in the quarter to allowances relating to economic uncertainty in the UK.
The ECL variance was driven by:

6	HSBC Holdings plc Earnings Release 1Q19

•
CMB (up $0.3bn), mainly in HSBC UK, our UK ring-fenced bank, from charges related to a small number of customers, and an allowance to reflect current economic uncertainty in the UK. ECL were also higher in Asia, reflecting higher specific charges in various sectors in 1Q19 compared with net releases in 1Q18; and

•	Corporate Centre (up $0.1bn) from lower net releases related to our legacy credit portfolio.
Adjusted ECL in RBWM, GB&M and GPB were broadly in line with charges in 1Q18.
In 1Q19, adjusted ECL as a percentage of average gross loans and advances to customers was 0.24%, compared with 0.07% at 1Q18.
Adjusted operating expenses
Adjusted operating expenses of $8.1bn were $0.2bn or 3% higher than in 1Q18. This included an increase in investments (up $0.1bn), notably from near- and medium-term investments to grow the business, mainly in RBWM and CMB, and continued investment in digital across all global businesses. In addition, performance-related pay increased by $0.1bn.
Adjusted share of profit from associates and JVs
Adjusted income from associates of $0.6bn was $22m or 4% higher than in 1Q18, mainly reflecting an increase in share of income from Bank of Communications Co., Limited (‘BoCom’).
Tax expense
The effective tax rate for 1Q19 of 21.0% was lower than 21.4% in 1Q18, as 1Q18 contained a non-deductible regulatory settlement. The impact of this was partly offset by the effect of changes in profit mix and adjustments in respect of prior periods.
First interim dividend for 2019
On 3 May 2019, the Board announced a first interim dividend for 2019 of $0.10 per ordinary share. Further details are set out at the end of this release.
Retail Banking and Wealth Management
1Q19 compared with 1Q18 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2019	2018	2018	1Q19 vs. 1Q18
	Footnotes	$m	$m	$m	$m	%
Retail Banking		3,870	3,944	3,494	376	11
– current accounts, savings and deposits		2,197	2,328	1,786	411	23
– personal lending		1,673	1,616	1,708	(35)	(2)
mortgages		433	418	551	(118)	(21)
credit cards		789	723	694	95	14
other personal lending	1	451	475	463	(12)	(3)
Wealth Management		1,907	1,129	1,768	139	8
– investment distribution	2	855	673	1,019	(164)	(16)
– life insurance manufacturing		793	207	479	314	66
– asset management		259	249	270	(11)	(4)
Other	3	194	62	181	13	7
Net operating income	4	5,971	5,135	5,443	528	10
RoTE excluding significant items and UK bank levy (annualised) (%)		22.1	–	23.1
For footnotes, see page 14.
Adjusted profit before tax of $2.2bn was $0.4bn or 19% higher than in 1Q18. This increase reflected a strong revenue performance in Retail Banking due to balance sheet growth and the impact of interest rates on margins. The increase also included favourable market impacts in life insurance manufacturing, as well as disposal gains in Argentina and Mexico. This was partly offset by higher operating expenses.
Adjusted revenue of $6.0bn was $0.5bn or 10% higher.
In Retail Banking, revenue of $3.9bn was up $0.4bn or 11%. The increase reflected deposit balance growth of $20bn or 3%, particularly in the UK and Hong Kong, and lending balance growth of $30bn or 9% compared with 1Q18, notably in mortgages in the UK and Hong Kong, together with improved deposit margins from higher interest rates.
In Wealth Management, revenue of $1.9bn was up $0.1bn or 8%, reflecting:

•
higher life insurance manufacturing revenue (up $0.3bn or 66%), mostly from net favourable market impacts of $0.2bn (favourable movement of $181m in 1Q19, compared with an adverse movement of $40m in 1Q18), and the growth in value of new business written (up 23% to $366m).

This was partly offset by:

•	lower investment distribution revenue (down $0.2bn or 16%), as exceptional market conditions in Asia in 1Q18 did not recur in 1Q19.
Revenue in 1Q19 also included disposal gains in Argentina and Mexico of $133m.
Adjusted ECL were $0.3bn, up 4% from 1Q18, driven by growth in unsecured lending, although credit quality remained stable across the loan portfolio at 33 basis points of average gross loans and advances to customers.
Adjusted operating expenses of $3.5bn were $0.2bn or 5% higher. These were mainly driven by increased staff costs and inflation, particularly in Asia, and the impact of strategic investment in growth initiatives. During 1Q19, we added additional staff to support business growth initiatives, and continued to enhance our technology and digital capabilities. We also continued to invest in regulatory and compliance programmes.

HSBC Holdings plc Earnings Release 1Q19	7

Earnings Release – 1Q19

Commercial Banking
1Q19 compared with 1Q18 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2019	2018	2018	1Q19 vs. 1Q18
	Footnotes	$m	$m	$m	$m	%
Global Trade and Receivables Finance		473	457	448	25	6
Credit and Lending		1,360	1,339	1,262	98	8
Global Liquidity and Cash Management		1,508	1,534	1,292	216	17
Markets products, Insurance and Investments, and Other	5	580	385	533	47	9
Net operating income	4	3,921	3,715	3,535	386	11
RoTE excluding significant items and UK bank levy (annualised) (%)		13.9	–	15.5
For footnotes, see page 14.
Adjusted profit before tax of $2.0bn was $14m or 1% lower than in 1Q18. Broad-based revenue growth reflected favourable performance in GLCM, C&L and GTRF. This increase was more than offset by an ECL charge in 1Q19 compared with a net release in 1Q18, notably in the UK, and higher operating expenses from increased investment.
Adjusted revenue of $3.9bn was $0.4bn or 11% higher, with growth in all major products and in all regions.

•
In GLCM, revenue was $0.2bn or 17% higher, with growth in all regions. The increase was mainly in Hong Kong from wider margins, and in the UK reflecting wider margins and average balance sheet growth. In C&L, revenue growth of $0.1bn or 8% reflected balance sheet growth in most countries, partly offset by the effects of margin compression. In addition, revenue increased in GTRF by $25m or 6%, reflecting higher margins in Asia, higher balances in the UK and fee growth in MENA. Revenue was also higher in Other products, notably from a disposal gain of $24m in Latin America.

•
CMB revenue growth continued to be broadly based, with increases in our largest markets – Hong Kong (8%) and the UK (6%), and also in the rest of Asia and Europe, MENA, Latin America and North America.

Adjusted ECL were $0.2bn compared with net releases of $0.1bn in 1Q18. The increase was driven by higher ECL in HSBC UK relating to a small number of clients and an increase in allowances reflecting current economic uncertainty in the UK. ECL were also higher in Asia from higher specific charges in Hong Kong and mainland China across various sectors.
Adjusted operating expenses of $1.7bn were $0.1bn or 5% higher, reflecting increased investment-related spend and higher staff costs. This includes a continued increase in investment in our digital capabilities (up $0.1bn), enabling us to provide simpler and faster customer experience.
Global Banking and Markets
1Q19 compared with 1Q18 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2019	2018	2018	1Q19 vs. 1Q18
	Footnotes	$m	$m	$m	$m	%
Global Markets		1,741	1,108	1,833	(92)	(5)
– FICC		1,364	891	1,422	(58)	(4)
Foreign Exchange		698	607	718	(20)	(3)
Rates		490	210	455	35	8
Credit		176	74	249	(73)	(29)
– Equities		377	217	411	(34)	(8)
Securities Services		478	488	463	15	3
Global Banking		935	943	1,026	(91)	(9)
Global Liquidity and Cash Management		687	684	610	77	13
Global Trade and Receivables Finance		211	199	189	22	12
Principal Investments		84	(61)	70	14	20
Credit and funding valuation adjustments	6	47	(179)	(61)	108	>100
Other	7	(115)	(99)	(176)	61	35
Net operating income	4	4,068	3,083	3,954	114	3
RoTE excluding significant items and UK bank levy (annualised) (%)		11.3	–	11.9
For footnotes, see page 14.
Adjusted profit before tax of $1.6bn was broadly unchanged from 1Q18 as increased revenue was offset by continued investment in the business. The strength of our diversified product offering delivered a stable performance, despite economic uncertainty that resulted in lower primary issuance and market activity.
Adjusted revenue of $4.1bn was $0.1bn or 3% higher, and included a net favourable movement of $0.1bn on credit and funding valuation adjustments. 1Q19 also included a provision release in Equities, which was broadly equal to 1Q18 restructuring gains in Global Banking.

•
We grew revenue across our transaction banking products. GLCM rose by $0.1bn or 13% and Securities Services by $15m or 3%, driven by the impact of higher interest rates and increased average balances. GTRF revenue (up $22m or 12%) was higher, primarily in MENA and Asia, as we grew average lending balances while reducing risk-weighted assets.

8	HSBC Holdings plc Earnings Release 1Q19

•	Global Banking revenue fell $0.1bn or 9%, reflecting 1Q18 gains on corporate lending restructuring, the impact of tightening credit spreads on portfolio hedges and lower event-driven activity.

•	Global Markets revenue decreased by $0.1bn or 5%, due to reduced client activity, particularly in Credit and Equities, partly offset by a provision release of $106m in Equities.
Adjusted ECL were $40m, up $23m. The charge in 1Q19 largely related to a single corporate exposure in the UK.
Adjusted operating expenses of $2.4bn were $0.1bn or 4% higher, driven by investment in people to support growth across our businesses, and in our Chinese securities joint venture HSBC Qianhai, as well as higher performance-related pay.
Global Private Banking
1Q19 compared with 1Q18 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2019	2018	2018	1Q19 vs. 1Q18
	Footnotes	$m	$m	$m	$m	%
Investment revenue		184	162	204	(20)	(10)
Lending		97	93	100	(3)	(3)
Deposit		121	126	120	1	1
Other		48	44	43	5	12
Net operating income	4	450	425	467	(17)	(4)
RoTE excluding significant items and UK bank levy (annualised) (%)		10.9	–	12.3
For footnotes, see page 14.
Adjusted profit before tax of $98m fell $13m or 12% compared with 1Q18, largely due to the impact of our repositioning actions in the US, partly offset by lower operating expenses, despite continued investment in growth.
Adjusted revenue of $450m decreased by $17m or 4%, mainly in the US following repositioning actions, and lower revenue in Switzerland. This was partly offset by revenue growth in Asia.
Investment revenue was $20m or 10% lower, mainly in Switzerland and Asia from lower client activity, partly offset by higher annuity fees in Asia. Deposit revenue was broadly unchanged from 1Q18 as growth in Asia from wider margins and balance growth was offset by lower revenue in the US following the client exits mentioned above, together with margin compression.
In 1Q19, we attracted $10bn of net new money inflows, mainly in Asia and Europe.
Adjusted ECL were $2m, mainly in the UK. This compared with a net release of $3m in 1Q18, mainly in the US.
Adjusted operating expenses of $350m were $9m or 3% lower. This was mainly due to the partial release of a provision associated with the wind-down of our operations in Monaco. This reduction was partly offset by an increase in Asia, driven by investments to support business growth.
Corporate Centre8
1Q19 compared with 1Q18 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2019	2018	2018	1Q19 vs. 1Q18
	Footnotes	$m	$m	$m	$m	%
Central Treasury	9	326	304	(21)	347	>100
Legacy portfolios		(71)	(12)	4	(75)	>(100)
Other	10	(259)	(9)	(186)	(73)	(39)
Net operating income	4	(4)	283	(203)	199	98
RoTE excluding significant items and UK bank levy (annualised) (%)		(6.7)	–	(2.5)
For footnotes, see page 14.
Adjusted profit before tax of $0.4bn was $0.2bn higher than in 1Q18.
Adjusted negative revenue of $4m compared with adjusted negative revenue of $0.2bn in 1Q18. This reflected higher revenue in
Central Treasury, partly offset by a revenue reduction in legacy portfolios and Other.
In Central Treasury, revenue of $326m compared with negative revenue of $21m in 1Q18 and included:

•	the non-recurrence of a $177m loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’ in 1Q18;

•
favourable fair value movements of $50m in 1Q19, compared with adverse movements of $64m in 1Q18, relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives; and

•	higher revenue in Balance Sheet Management (‘BSM’) (up $53m), primarily driven by the non-recurrence of portfolio restructuring losses in 1Q18 related to the establishment of HSBC UK.
Lower revenue from legacy portfolios (down $0.1bn) reflected losses on portfolio disposals and funding fair value adjustments.
Other income decreased by $0.1bn, mainly due to the adverse effects of hyperinflation accounting in Argentina, and also due to a change in the allocation of liquidity costs in anticipation of a change in the regulatory environment relating to the net stable funding ratio.

HSBC Holdings plc Earnings Release 1Q19	9

Earnings Release – 1Q19

A net release of adjusted ECL of $6m primarily related to our legacy portfolios. This compared with a net release of $84m in 1Q18.
Adjusted operating expenses of $0.2bn decreased by $0.1bn or 30%, mainly as 1Q18 included a $41m charge in relation to the 2017 UK bank levy. In addition, costs relating to our legacy portfolios reduced compared with 1Q18.
Adjusted income from associates of $0.6bn increased by $12m or 2%, driven by higher income from BoCom.
Group
1Q19 compared with 4Q18 – reported results

Movement in reported profit before tax compared with 4Q18
	Quarter ended
	31 Mar	31 Dec	Variance
	2019	2018	1Q19 vs. 4Q18
	$m	$m	$m	%
Revenue	14,428	12,695	1,733	14
ECL	(585)	(853)	268	31
Operating expenses	(8,222)	(9,144)	922	10
Share of profit from associates and JVs	592	558	34	6
Profit before tax	6,213	3,256	2,957	91
Reported profit before tax
Reported profit before tax of $6.2bn in 1Q19 was $3.0bn or 91% higher than in 4Q18, reflecting higher revenue and lower operating expenses, primarily as 4Q18 included the UK bank levy charge. ECL were also lower, as 4Q18 included allowances relating to the economic uncertainty in the UK.
The effect of foreign currency translation differences and net movements in significant items between the periods was minimal.
Reported revenue
Reported revenue of $14.4bn was $1.7bn or 14% higher, which primarily reflected revenue increases in Global Markets in GB&M, and Wealth Management in RBWM.
The increase in reported revenue included favourable foreign currency translation differences of $0.1bn, broadly offset by a net adverse movement in significant items of $0.1bn.
Excluding significant items and currency translation differences, revenue increased by $1.8bn or 14%.
Reported ECL
Reported ECL of $0.6bn were $0.3bn lower than in 4Q18, primarily driven by reductions in CMB, and to a lesser extent in RBWM.
The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $8.2bn were $0.9bn or 10% lower than in 4Q18, primarily due to the UK bank levy charge of $0.9bn recorded in 4Q18. Net favourable movements in significant items of $0.1bn were broadly offset by an adverse effect of foreign currency translation differences of $0.1bn.
Significant items included:

•	the non-recurrence of a provision in relation to past service costs of guaranteed minimum pension benefits equalisation of $0.2bn in 4Q18.
This was partly offset by:

•	customer redress programme costs of $56m, compared with a net release of $16m in 4Q18.
Excluding significant items and foreign currency translation differences, operating expenses decreased by $0.9bn or 10%.
Reported share of profit from associates and JVs
Reported income from associates of $0.6bn was $34m or 6% higher than in 4Q18, primarily reflecting an increase in income from the Saudi British Bank (‘SABB’).
Excluding favourable foreign currency translation differences of $13m, income from associates increased by $21m.

10	HSBC Holdings plc Earnings Release 1Q19

Group
1Q19 compared with 4Q18 – adjusted results

Movement in adjusted profit before tax compared with 4Q18
	Quarter ended
	31 Mar	31 Dec	Variance
	2019	2018	1Q19 vs. 4Q18
	$m	$m	$m	%
Revenue	14,406	12,641	1,765	14
ECL	(585)	(863)	278	32
Operating expenses	(8,063)	(8,934)	871	10
Share of profit from associates and JVs	592	571	21	4
Profit before tax	6,350	3,415	2,935	86
Adjusted profit before tax
On an adjusted basis, profit before tax of $6.4bn was $2.9bn or 86% higher than in 4Q18, reflecting revenue increases mainly in GB&M and RBWM. Operating expenses reduced, primarily as 4Q18 included the UK bank levy charge, and ECL were also lower.
The effect of hyperinflation accounting in Argentina reduced adjusted profit before tax by $35m.
Adjusted revenue
Adjusted revenue of $14.4bn increased by $1.8bn or 14% compared with 4Q18.

•
In GB&M, revenue was $1.0bn or 32% higher, mainly in Global Markets due to a seasonal increase in client activity at the start of the calendar year compared with subdued markets activity in 4Q18. The increase also included a net favourable movement on credit and funding valuation adjustments.

•
In RBWM, revenue increased by $0.8bn or 16%, driven by growth in Wealth Management, notably in insurance manufacturing revenue following a net favourable movement in market impacts. Investment distribution revenue also rose, largely due to a seasonal increase in market activity. In Retail Banking, growth in deposit and loan balances was more than offset by margin compression.

•
In CMB, revenue increased by $0.2bn or 6%, driven by higher insurance income and Global Markets product revenue in Asia. In addition, higher revenue reflected favourable revaluation movements on an equity investment in the UK and a disposal gain in
Latin America. Revenue growth in GTRF and C&L was broadly offset by lower revenue in GLCM.

These increases were partly offset:

•
In Corporate Centre, revenue fell by $0.3bn. This included the adverse effects of hyperinflation accounting in Argentina of $129m and the adverse effect of a change in accounting treatment following the implementation of IFRS 16 ‘Leases’ on 1 January 2019. Revenue from our legacy portfolios also decreased, mainly driven by losses on portfolio disposals.

Adjusted ECL
Adjusted ECL of $0.6bn were $0.3bn lower, as 4Q18 included higher allowances relating to economic uncertainty in the UK, as well as charges relating to a small number of CMB customers in Asia.
Adjusted operating expenses
Adjusted operating expenses of $8.1bn were $0.9bn or 10% lower, primarily due to the UK bank levy charge of $0.9bn recorded in 4Q18. Excluding this charge, adjusted operating expenses increased by $0.1bn or 1%, mainly reflecting higher performance-related pay
(up $0.2bn) and growth in transaction volumes. These increases were partly offset by a reduction in investments of $0.2bn.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 31 March 2019 was 238,359, an increase of 3,141 from
31 December 2018. This was primarily driven by investments in business growth programmes across RBWM and CMB. The number of contractors as at 31 March 2019 was 10,278, a decrease of 576 from 31 December 2018.
The effect of hyperinflation accounting in Argentina reduced adjusted operating expenses by $81m.
Adjusted share of profit from associates and JVs
Adjusted share of income from associates of $0.6bn was $21m or 4% higher than in 4Q18, reflecting an increase in share of income from SABB.
Balance sheet – 31 March 2019 compared with 31 December 2018
At 31 March 2019, our total assets of $2.7tn were $100.9bn higher on a reported basis. On a constant currency basis, our total assets were $86.6bn higher, reflecting targeted lending growth, notably in Asia.
Loans and advances to customers as a percentage of customer accounts were 74%, up from 72%.
Loans and advances to customers
Reported loans and advances to customers grew by $23.6bn or 2%. This included favourable effects of foreign currency translation differences of $5.9bn. On a constant currency basis, customer lending increased by $17.7bn or 2%.
Customer lending growth was primarily in Asia (up $10.1bn). This increase was notably in GPB (up $3.2bn), mainly in Hong Kong
(up $2.5bn) driven by a small number of marketable securities-backed lending transactions. Customer lending also increased in CMB
(up $2.9bn) and GB&M (up $1.3bn), reflecting higher term lending from our continued strategic focus on growth throughout Asia.
In RBWM, customer lending increased by $2.7bn, primarily in Hong Kong (up $1.7bn), maintaining a leading position in mortgages and personal lending, and in Australia (up $0.8bn), as we continued to increase mortgage lending.
In Europe, customer lending increased by $6.7bn, notably in HSBC UK (up $3.5bn) from growth in mortgage balances (up $1.6bn), due to our focus on broker-originated mortgages. We increased lending to our corporate clients within HSBC UK mainly through term lending, primarily to large corporates and commercial real estate clients. The remaining increase in Europe primarily reflected growth in France in GB&M.

HSBC Holdings plc Earnings Release 1Q19	11

Earnings Release – 1Q19

Customer accounts
Customer accounts fell by $6.1bn on a reported basis, including favourable foreign currency translation differences of $7.6bn. On a constant currency basis, customer accounts fell by $13.7bn or 1%.
In Asia, customer accounts fell by $8.8bn, primarily in CMB (down $9.3bn) and GB&M (down $4.3bn). These reductions were notably in Hong Kong and mainland China, primarily in term deposits and savings accounts from ongoing remediation, seasonal outflows and as customers redeployed their surplus funds. This was partly offset by growth in RBWM (up $4.7bn), notably in Hong Kong and Australia, mainly in savings accounts, from higher customer inflows due to competitive rates.
Customer accounts also fell in North America (down $4.2bn), primarily in GB&M (down $3.6bn) and in CMB (down $1.9bn), reflecting a decrease in non-interest bearing demand deposits and savings accounts, notably due to seasonal reductions. These reductions were partly offset by customer accounts growth in RBWM (up $2.0bn), reflecting higher savings inflows arising from promotional rates and growth initiatives.
Risk-weighted assets
Risk-weighted assets (‘RWAs’) totalled $879.5bn at 31 March 2019, a $14.2bn increase during 1Q19 that included an increase of $3.2bn due to foreign currency translation differences. The $11.0bn increase (excluding foreign currency translation differences) was primarily due to:

•	lending and transactional growth across CMB, GB&M and RBWM, which increased RWAs by $10.6bn;

•	the implementation of IFRS 16 ‘Leases’, which resulted in the recognition of right of use assets totalling $4.5bn and a corresponding rise in RWAs; and

•	a $1.7bn increase in RWAs as a result of an increase in the value of significant holdings in Corporate Centre.
These movements were partly offset by decreases due to management initiatives of $4.5bn, market risk reductions of $0.7bn, model updates of $0.3bn and improved asset quality of $0.2bn.
Net interest margin

	Quarter ended		Year ended
	31 Mar	31 Mar	31 Dec
	2019	2018	2018
	$m	$m	$m
Net interest income	7,468	7,456	30,489
Average interest-earning assets	1,902,912	1,812,194	1,839,346
	%	%	%
Gross interest yield	2.89	2.55	2.70
Less: cost of funds	(1.53)	(1.02)	(1.21)
Net interest spread	1.36	1.53	1.49
Net interest margin	1.59	1.67	1.66
The Group’s net interest margin (’NIM’) in 1Q19 was 1.59%, which was 7 basis points (‘bps’) lower compared with the year ended 2018. This was driven by a 32bps increase in the cost of funds, notably from the increased cost of customer accounts in Asia, partly offset by a 19bps increase in gross yields, driven mainly by higher yields on surplus liquidity in most regions and rising lending yields. Hyperinflation accounting in Argentina had a 1bp adverse impact in 2018, with a corresponding favourable impact in 1Q19.
The cost of funds rose by 32bps from the increased cost of customer accounts. This was driven by Asia and reflected the repricing of deposits in Hong Kong as well as a change in funding mix, with a 4bps adverse impact on Group NIM. The cost of Group debt also rose, primarily relating to the higher cost of issuances of senior debt by HSBC Holdings plc, with a 3bps adverse impact on Group NIM.
Gross yields benefited from loan book growth, in particular term lending and mortgages in Asia. Gross yields on surplus liquidity also increased in most regions, mainly on Treasury bills and debt securities. These benefits were partly offset by the adverse effect of the implementation of IFRS 16 in 1Q19 of 1bp.
Compared with 1Q18, NIM dropped by 8bps, reflecting higher cost of funds, notably from the increased cost of customer accounts in Asia. This was partly offset by higher gross yields, driven mainly by rising lending yields and increased yields on surplus liquidity.
Return on Equity and Return on Tangible Equity
We provide Return on Tangible Equity (‘RoTE’) in addition to Return on Equity (‘RoE’) as a way of assessing our performance which is closely aligned to our capital position.
RoTE is computed by adjusting reported ‘profit attributable to the ordinary shareholders of the parent company’ for the post-tax movements in the present value of in-force long-term insurance business (‘PVIF’) and adjusting the reported equity for goodwill, intangibles and PVIF, net of deferred tax. The adjustment to reported results and reported equity excludes amounts attributable to other equity instrument holders and non-controlling interests.
For our global businesses, we provide RoTE excluding significant items and the UK bank levy which is more closely aligned to the basis on which the global business performance is assessed by the Chief Operating Decision Maker (further information on the basis of preparation for our global businesses is provided on page 47 of the Annual Report and Accounts 2018).
RoTE excluding significant items and UK bank levy is computed by adjusting ‘profit attributable to the ordinary shareholders, excluding PVIF’ for significant items (net of tax) and the bank levy, and adjusting the ‘average tangible equity’ for the change in fair value on our long-term debt attributable to credit spread through other comprehensive income (‘fair value of own debt’), and debit valuation adjustments (‘DVA’).
The following table details the adjustments made to the reported results and equity:

12	HSBC Holdings plc Earnings Release 1Q19

Return on Equity and Return on Tangible Equity
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2019	2018	2018
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	4,134	1,537	3,086
Increase in PVIF (net of tax)	(446)	(189)	(79)
Profit attributable to the ordinary shareholders, excluding PVIF	3,688	1,348	3,007
Significant items (net of tax) and bank levy	105		1,215
Profit attributable to the ordinary shareholders, excluding PVIF, significant items and UK bank levy	3,793		4,222
Equity
Average ordinary shareholders’ equity	163,769	161,060	166,834
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(22,683)	(22,299)	(21,983)
Average tangible equity	141,086	138,761	144,851
Fair value of own debt, DVA and other adjustments	423		2,974
Average tangible equity excluding fair value of own debt, DVA and other adjustments	141,509		147,825
	%	%	%
Ratio
Return on equity	10.2	3.8	7.5
Return on tangible equity (annualised)	10.6	3.9	8.4
Return on tangible equity excluding significant items and UK bank levy (annualised)	10.9		11.6

Return on tangible equity by global business
	Quarter ended 31 Mar 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	2,174	2,012	1,535	96	396	6,213
Tax expense	(410)	(430)	(307)	(18)	(138)	(1,303)
Profit after tax	1,764	1,582	1,228	78	258	4,910
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(230)	(241)	(164)	(5)	(136)	(776)
Profit attributable to ordinary shareholders of the parent company	1,534	1,341	1,064	73	122	4,134
Increase in PVIF (net of tax)	(424)	(22)	—	—	—	(446)
Significant items (net of tax) and UK bank levy	41	3	79	2	(20)	105
Balance Sheet Management allocation and other adjustments	147	147	184	14	(492)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	1,298	1,469	1,327	89	(390)	3,793
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	23,800	42,916	47,743	3,330	23,720	141,509
RoTE excluding significant items and UK bank levy (annualised) (%)	22.1%	13.9%	11.3%	10.9%	-6.7%	10.9%

	Quarter ended 31 Mar 2018
Profit before tax	1,796	2,110	1,769	70	(990)	4,755
Tax expense	(310)	(458)	(377)	(9)	137	(1,017)
Profit after tax	1,486	1,652	1,392	61	(853)	3,738
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(216)	(223)	(149)	(6)	(58)	(652)
Profit attributable to ordinary shareholders of the parent company	1,270	1,429	1,243	55	(911)	3,086
Increase in PVIF (net of tax)	(66)	(14)	—	—	1	(79)
Significant items (net of tax) and UK bank levy	81	3	(31)	33	1,129	1,215
Balance Sheet Management allocation and other adjustments	126	122	149	20	(417)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	1,411	1,540	1,361	108	(198)	4,222
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,737	40,258	46,488	3,574	32,768	147,825
RoTE excluding significant items and UK bank levy (annualised) (%)	23.1%	15.5%	11.9%	12.3%	(2.5)%	11.6%

Notes

•
Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2019 and the quarter ended
31 March 2018. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2019 and the corresponding balances at 31 December 2018.

HSBC Holdings plc Earnings Release 1Q19	13

Earnings Release – 1Q19

•
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC’s significant accounting policies as described on pages 224 to 237 of our Annual Report and Accounts 2018.

•
The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Footnotes to financial performance commentary
1	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
2
‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

3	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
4	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
5	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
6
From 1 January 2018, the qualifying components according to IFRS 7 ‘Financial Instruments: Disclosures’ of fair value movements relating to changes in credit spreads on structured liabilities were recorded through other comprehensive income. The residual movements remain in credit and funding valuation adjustments, and comparatives have not been restated.

7
‘Other’ in GB&M includes allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.

8
Corporate Centre comprises Central Treasury, including Balance Sheet Management (‘BSM’), our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy.

9
Central Treasury includes revenue relating to BSM of $623m (4Q18: $637m; 1Q18: $570m), interest expense of $317m (4Q18: $340m; 1Q18: $299m) and favourable valuation differences on issued long-term debt and associated swaps of $50m (4Q18: favourable movements of $67m; 1Q18: adverse movements of $241m). Revenue relating to BSM includes other internal allocations to reflect the economic benefit generated by certain activities, which is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	Other miscellaneous items in Corporate Centre include internal allocations relating to legacy credit.

14	HSBC Holdings plc Earnings Release 1Q19

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC’s beliefs, targets and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘targets’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in the ‘top and emerging risks’ on pages 69 to 73 of the Annual Report and Accounts 2018.

For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Gillian James
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 0516

Hong Kong – Hugh Pye	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

HSBC Holdings plc Earnings Release 1Q19	15

Earnings Release – 1Q19

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2019	2018	2018
	$m	$m	$m
Net interest income	7,468	7,709	7,456
Net fee income	3,026	2,827	3,507
Net income from financial instruments held for trading or managed on a fair value basis	2,881	2,046	2,384
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,710	(1,444)	(155)
Changes in fair value of long-term debt and related derivatives	11	32	10
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	270	154	117
Gains less losses from financial investments	99	57	101
Dividend income	8	19	9
Net insurance premium income	3,296	2,171	3,078
Other operating income	850	372	41
Total operating income	19,619	13,943	16,548
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,191)	(1,248)	(2,838)
Net operating income before change in expected credit losses and other credit impairment charges	14,428	12,695	13,710
Change in expected credit losses and other credit impairment charges	(585)	(853)	(170)
Net operating income	13,843	11,842	13,540
Total operating expenses	(8,222)	(9,144)	(9,383)
Operating profit	5,621	2,698	4,157
Share of profit in associates and joint ventures	592	558	598
Profit before tax	6,213	3,256	4,755
Tax expense	(1,303)	(1,163)	(1,017)
Profit after tax	4,910	2,093	3,738
Attributable to:
– ordinary shareholders of the parent company	4,134	1,537	3,086
– preference shareholders of the parent company	22	23	22
– other equity holders	410	234	288
– non-controlling interests	344	299	342
Profit after tax	4,910	2,093	3,738
	$	$	$
Basic earnings per share	0.21	0.07	0.15
Diluted earnings per share	0.21	0.07	0.15
Dividend per ordinary share (in respect of the period)	0.10	0.21	0.10
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	10.2	3.8	7.5
Return on average tangible equity (annualised)	10.6	3.9	8.4
Cost efficiency ratio	57.0	72.0	68.4

16	HSBC Holdings plc Earnings Release 1Q19

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2019	2018
	$m	$m
Assets
Cash and balances at central banks	172,731	162,843
Trading assets	264,414	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	39,324	41,111
Derivatives	213,093	207,825
Loans and advances to banks	71,581	72,167
Loans and advances to customers	1,005,279	981,696
Reverse repurchase agreements – non-trading	227,029	242,804
Financial investments	409,780	407,433
Other assets	255,765	204,115
Total assets	2,658,996	2,558,124
Liabilities and Equity
Liabilities
Deposits by banks	65,844	56,331
Customer accounts	1,356,511	1,362,643
Repurchase agreements – non-trading	166,224	165,884
Trading liabilities	92,290	84,431
Financial liabilities designated at fair value	159,726	148,505
Derivatives	210,978	205,835
Debt securities in issue	99,038	85,342
Liabilities under insurance contracts	90,860	87,330
Other liabilities	221,197	167,574
Total liabilities	2,462,668	2,363,875
Equity
Total shareholders’ equity	188,362	186,253
Non-controlling interests	7,966	7,996
Total equity	196,328	194,249
Total liabilities and equity	2,658,996	2,558,124

HSBC Holdings plc Earnings Release 1Q19	17

Earnings Release – 1Q19

Credit risk
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 79 of the Annual Report and Accounts 2018.
Summary of credit risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 31 Mar 2019		At 31 Dec 2018
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		1,013,829	(8,550)	990,321	(8,625)
– personal		404,797	(3,025)	394,337	(2,947)
– corporate and commercial		542,898	(5,372)	534,577	(5,552)
– non-bank financial institutions		66,134	(153)	61,407	(126)
Loans and advances to banks at amortised cost		71,594	(13)	72,180	(13)
Other financial assets measured at amortised cost		619,969	(85)	582,917	(55)
– cash and balances at central banks		172,734	(3)	162,845	(2)
– items in the course of collection from other banks		5,808	—	5,787	—
– Hong Kong Government certificates of indebtedness		36,672	—	35,859	—
– reverse repurchase agreements – non-trading		227,029	—	242,804	—
– financial investments		63,628	(21)	62,684	(18)
– prepayments, accrued income and other assets	2	114,098	(61)	72,938	(35)
Total gross carrying amount on-balance sheet		1,705,392	(8,648)	1,645,418	(8,693)
Loans and other credit-related commitments		617,164	(341)	592,008	(325)
– personal		213,322	(12)	207,351	(13)
– corporate and commercial		268,763	(321)	271,022	(305)
– financial		135,079	(8)	113,635	(7)
Financial guarantees		22,577	(56)	23,518	(93)
– personal		920	(1)	927	(1)
– corporate and commercial		16,391	(50)	17,355	(85)
– financial		5,266	(5)	5,236	(7)
Total nominal amount off-balance sheet	3	639,741	(397)	615,526	(418)
		2,345,133	(9,045)	2,260,944	(9,111)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)		344,244	(80)	343,110	(84)

1
The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2
Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 17 includes both financial and non-financial assets.

3	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

4
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

18	HSBC Holdings plc Earnings Release 1Q19

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 March 2019
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	934,547	65,931	13,016	335	1,013,829	(1,253)	(2,231)	(4,861)	(205)	(8,550)	0.1	3.4	37.3	61.2	0.8
– personal	384,886	15,252	4,659	—	404,797	(540)	(1,320)	(1,165)	—	(3,025)	0.1	8.7	25.0	—	0.7
– corporate and commercial	485,914	48,496	8,154	334	542,898	(660)	(867)	(3,641)	(204)	(5,372)	0.1	1.8	44.7	61.1	1.0
– non-bank financial institutions	63,747	2,183	203	1	66,134	(53)	(44)	(55)	(1)	(153)	0.1	2.0	27.1	100.0	0.2
Loans and advances to banks at amortised cost	71,015	579	—	—	71,594	(11)	(2)	—	—	(13)	—	0.3	—	—	—
Other financial assets measured at amortised cost	617,857	2,014	97	1	619,969	(39)	(8)	(38)	—	(85)	—	0.4	39.2	—	—
Loan and other credit-related commitments	593,485	22,843	832	4	617,164	(144)	(126)	(71)	—	(341)	—	0.6	8.5	—	0.1
– personal	210,765	2,096	461	—	213,322	(11)	(1)	—	—	(12)	—	—	—	—	—
– corporate and commercial	248,743	19,663	353	4	268,763	(126)	(124)	(71)	—	(321)	0.1	0.6	20.1	—	0.1
– financial	133,977	1,084	18	—	135,079	(7)	(1)	—	—	(8)	—	0.1	—	—	—
Financial guarantees	19,919	2,448	207	3	22,577	(19)	(26)	(11)	—	(56)	0.1	1.1	5.3	—	0.2
– personal	917	2	1	—	920	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	14,136	2,050	202	3	16,391	(17)	(23)	(10)	—	(50)	0.1	1.1	5.0	—	0.3
– financial	4,866	396	4	—	5,266	(1)	(3)	(1)	—	(5)	—	0.8	25.0	—	0.1
At 31 Mar 2019	2,236,823	93,815	14,152	343	2,345,133	(1,466)	(2,393)	(4,981)	(205)	(9,045)	0.1	2.6	35.2	59.8	0.4

Stage 2 days past due analysis at 31 March 2019
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	65,931	2,475	1,582	(2,231)	(213)	(230)	3.4	8.6	14.5
– personal	15,252	1,836	1,336	(1,320)	(191)	(208)	8.7	10.4	15.6
– corporate and commercial	48,496	634	246	(867)	(22)	(22)	1.8	3.5	8.9
– non-bank financial institutions	2,183	5	—	(44)	—	—	2.0	—	—
Loans and advances to banks at amortised cost	579	—	—	(2)	—	—	0.3	—	—
Other financial assets measured at amortised cost	2,014	16	38	(8)	—	—	0.4	—	—
For footnotes, see page 20.

HSBC Holdings plc Earnings Release 1Q19	19

Earnings Release – 1Q19

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2018
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	915,188	61,786	13,023	324	990,321	(1,276)	(2,108)	(5,047)	(194)	(8,625)	0.1	3.4	38.8	59.9	0.9
– personal	374,681	15,075	4,581	—	394,337	(534)	(1,265)	(1,148)	—	(2,947)	0.1	8.4	25.1	—	0.7
– corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)	0.1	1.8	46.9	59.9	1.0
– non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)	0.1	1.6	22.2	—	0.2
Loans and advances to banks at amortised cost	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)	—	0.7	—	—	—
Other financial assets measured at amortised cost	581,118	1,673	126	—	582,917	(27)	(6)	(22)	—	(55)	—	0.4	17.5	—	—
Loan and other credit-related commitments	569,250	21,839	912	7	592,008	(143)	(139)	(43)	—	(325)	—	0.6	4.7	—	0.1
– personal	205,183	1,760	408	—	207,351	(12)	(1)	—	—	(13)	—	0.1	—	—	—
– corporate and commercial	251,478	19,034	503	7	271,022	(126)	(136)	(43)	—	(305)	0.1	0.7	8.5	—	0.1
– financial	112,589	1,045	1	—	113,635	(5)	(2)	—	—	(7)	—	0.2	—	—	—
Financial guarantees	20,884	2,334	297	3	23,518	(19)	(29)	(45)	—	(93)	0.1	1.2	15.2	—	0.4
– personal	920	3	4	—	927	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	15,011	2,053	288	3	17,355	(16)	(25)	(44)	—	(85)	0.1	1.2	15.3	—	0.5
– financial	4,953	278	5	—	5,236	(2)	(4)	(1)	—	(7)	—	1.4	20.0	—	0.1
At 31 Dec 2018	2,158,313	87,939	14,358	334	2,260,944	(1,476)	(2,284)	(5,157)	(194)	(9,111)	0.1	2.6	35.9	58.1	0.4

Stage 2 days past due analysis at 31 December 2018
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	61,786	2,554	1,914	(2,108)	(204)	(254)	3.4	8.0	13.3
– personal	15,075	1,807	1,383	(1,265)	(165)	(220)	8.4	9.1	15.9
– corporate and commercial	44,779	737	485	(812)	(39)	(34)	1.8	5.3	7.0
– non-bank financial institutions	1,932	10	46	(31)	—	—	1.6	—	—
Loans and advances to banks at amortised cost	307	—	—	(2)	—	—	0.7	—	—
Other financial assets measured at amortised cost	1,673	10	26	(6)	—	—	0.4	—	—

1	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

2	Purchased or originated credit-impaired ('POCI').

3	Days past due ('DPD'). Up-to-date accounts in Stage 2 are not shown in amounts presented above.

20	HSBC Holdings plc Earnings Release 1Q19

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item. The ‘Net new and further lending/repayments’ represent the gross carrying/nominal amount and associated allowance ECL impact from volume movements within the Group’s lending portfolio.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	1,511,839	(1,449)	86,241	(2,278)	14,232	(5,135)	334	(194)	1,612,646	(9,056)
Transfers of financial instruments:	(14,411)	(90)	13,330	227	1,081	(137)	—	—	—	—
– transfers from stage 1 to stage 2	(24,962)	93	24,962	(93)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,686	(186)	(10,686)	186	—	—	—	—	—	—
– transfers to stage 3	(225)	10	(1,065)	156	1,290	(166)	—	—	—	—
– transfers from stage 3	90	(7)	119	(22)	(209)	29	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	128	—	(197)	—	(5)	—	—	—	(74)
Net new and further lending/repayments	23,497	(46)	(8,947)	155	(555)	266	9	(9)	14,004	366
Changes in risk parameters – credit quality	—	37	—	(268)	—	(694)	—	(3)	—	(928)
Changes to model used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(700)	693	—	—	(700)	693
Foreign exchange	7,911	(11)	530	(20)	68	(6)	(2)	2	8,507	(35)
Others	1,505	3	647	(4)	(71)	76	1	(1)	2,082	74
At 31 Mar 2019	1,530,341	(1,428)	91,801	(2,385)	14,055	(4,942)	342	(205)	1,636,539	(8,960)
ECL release/(charge) for the period		119		(310)		(433)		(12)		(636)
Recoveries										89
Others										(39)
Total ECL charge for the period										(586)

	At 31 Mar 2019		3 months ended 31 Mar 2019
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,636,539	(8,960)	(586)
Other financial assets measured at amortised cost	619,969	(85)	(1)
Non-trading reverse purchase agreement commitments	88,625	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	2,345,133	(9,045)	(587)
Debt instruments measured at FVOCI	344,244	(80)	2
Total allowance for ECL/total income statement ECL charge for the period	n/a	(9,125)	(585)
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $96m during the period from $9,056m at 31 December 2018 to $8,960m at 31 March 2019.
This decrease was primarily driven by:

•	$366m relating to underlying net book volume movements, which included the ECL allowance associated with new originations, assets derecognised, and net further lending; and

•	$693m of assets written off.
These decreases were partly offset by increases of:

•	$928m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;

•	$74m relating to the net remeasurement impact of stage transfers; and

•	foreign exchange and other movements of $39m.
The ECL charge for the period of $636m presented in the previous table comprises $928m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stage, $74m relating to the net remeasurement impact of stage transfers, partly offset by $366m relating to underlying net book volume movements.

HSBC Holdings plc Earnings Release 1Q19	21

Earnings Release – 1Q19

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	291,520	6,472	2,990	300,982	(40)	(67)	(430)	(537)
– of which: interest only (including offset)	32,053	1,423	341	33,817	(4)	(13)	(92)	(109)
affordability (including US adjustable rate mortgages)	15,662	1,168	534	17,364	(3)	(4)	(5)	(12)
Other personal lending	93,366	8,780	1,669	103,815	(500)	(1,253)	(735)	(2,488)
– other	70,968	4,472	1,139	76,579	(222)	(463)	(466)	(1,151)
– credit cards	20,018	4,146	452	24,616	(272)	(775)	(249)	(1,296)
– second lien residential mortgages	926	132	73	1,131	(1)	(11)	(16)	(28)
– motor vehicle finance	1,454	30	5	1,489	(5)	(4)	(4)	(13)
At 31 Mar 2019	384,886	15,252	4,659	404,797	(540)	(1,320)	(1,165)	(3,025)
By geography
Europe	173,530	5,981	2,069	181,580	(105)	(479)	(457)	(1,041)
– of which: UK	143,376	4,614	1,375	149,365	(95)	(449)	(237)	(781)
Asia	161,540	5,472	711	167,723	(202)	(366)	(184)	(752)
– of which: Hong Kong	108,830	2,694	169	111,693	(70)	(231)	(37)	(338)
MENA	5,454	321	401	6,176	(59)	(69)	(263)	(391)
North America	38,076	2,567	1,239	41,882	(29)	(95)	(139)	(263)
Latin America	6,286	911	239	7,436	(145)	(311)	(122)	(578)
At 31 Mar 2019	384,886	15,252	4,659	404,797	(540)	(1,320)	(1,165)	(3,025)

By portfolio
First lien residential mortgages	284,103	6,286	2,944	293,333	(41)	(62)	(432)	(535)
– of which: interest only (including offset)	31,874	1,324	338	33,536	(3)	(13)	(92)	(108)
affordability (including US adjustable rate mortgages)	16,110	1,065	507	17,682	(3)	(4)	(5)	(12)
Other personal lending	90,578	8,789	1,637	101,004	(493)	(1,203)	(716)	(2,412)
– other	67,196	4,400	1,121	72,717	(214)	(435)	(465)	(1,114)
– credit cards	20,932	4,259	453	25,644	(272)	(756)	(233)	(1,261)
– second lien residential mortgages	1,022	100	57	1,179	(2)	(9)	(13)	(24)
– motor vehicle finance	1,428	30	6	1,464	(5)	(3)	(5)	(13)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)
By geography
Europe	169,782	5,731	2,051	177,564	(105)	(453)	(450)	(1,008)
– of which: UK	139,237	4,308	1,315	144,860	(93)	(421)	(219)	(733)
Asia	155,661	5,413	693	161,767	(207)	(353)	(180)	(740)
– of which: Hong Kong	104,909	2,715	169	107,793	(71)	(220)	(39)	(330)
MENA	5,565	350	411	6,326	(61)	(70)	(263)	(394)
North America	38,283	2,552	1,186	42,021	(29)	(90)	(142)	(261)
Latin America	5,390	1,029	240	6,659	(132)	(299)	(113)	(544)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)

22	HSBC Holdings plc Earnings Release 1Q19

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	485,914	48,496	8,154	334	542,898	(660)	(867)	(3,641)	(204)	(5,372)
– agriculture, forestry and fishing	5,718	1,049	228	2	6,997	(14)	(40)	(119)	(1)	(174)
– mining and quarrying	11,392	2,178	307	2	13,879	(32)	(42)	(107)	(2)	(183)
– manufacture	94,570	11,680	1,445	128	107,823	(121)	(175)	(686)	(85)	(1,067)
– electricity, gas, steam and air-conditioning supply	12,856	1,973	89	62	14,980	(12)	(66)	(20)	(52)	(150)
– water supply, sewerage, waste management and remediation	3,390	196	24	—	3,610	(6)	(2)	(17)	—	(25)
– construction	11,851	2,608	924	60	15,443	(19)	(39)	(424)	(55)	(537)
– wholesale and retail trade, repair of motor vehicles and motorcycles	84,191	12,004	1,686	35	97,916	(99)	(133)	(918)	(7)	(1,157)
– transportation and storage	23,846	1,792	356	37	26,031	(35)	(51)	(104)	—	(190)
– accommodation and food	19,552	1,850	314	2	21,718	(46)	(37)	(145)	(1)	(229)
– publishing, audiovisual and broadcasting	22,323	1,374	211	—	23,908	(48)	(21)	(72)	—	(141)
– real estate	116,975	7,423	1,300	1	125,699	(107)	(103)	(535)	—	(745)
– professional, scientific and technical activities	21,312	1,104	350	—	22,766	(29)	(34)	(117)	—	(180)
– administrative and support services	22,154	1,761	430	4	24,349	(36)	(54)	(160)	(1)	(251)
– public administration and defence, compulsory social security	1,338	36	—	—	1,374	(1)	(3)	—	—	(4)
– education	1,663	61	33	—	1,757	(11)	(4)	(6)	—	(21)
– health and care	4,229	430	140	—	4,799	(12)	(17)	(35)	—	(64)
– arts, entertainment and recreation	4,973	303	49	1	5,326	(10)	(10)	(24)	—	(44)
– other services	12,399	337	254	—	12,990	(16)	(22)	(146)	—	(184)
– activities of households	713	66	—	—	779	—	—	—	—	—
– extra-territorial organisations and bodies activities	1,291	1	6	—	1,298	(1)	—	(1)	—	(2)
– government	8,348	256	8	—	8,612	(5)	(1)	(5)	—	(11)
– asset-backed securities	830	14	—	—	844	—	(13)	—	—	(13)
Non-bank financial institutions	63,747	2,183	203	1	66,134	(53)	(44)	(55)	(1)	(153)
Loans and advances to banks	71,015	579	—	—	71,594	(11)	(2)	—	—	(13)
At 31 Mar 2019	620,676	51,258	8,357	335	680,626	(724)	(913)	(3,696)	(205)	(5,538)
By geography
Europe	198,535	18,349	4,357	178	221,419	(393)	(571)	(1,500)	(118)	(2,582)
– of which: UK	139,481	14,540	3,129	35	157,185	(331)	(515)	(988)	(20)	(1,854)
Asia	316,818	20,548	1,665	89	339,120	(190)	(144)	(979)	(36)	(1,349)
– of which: Hong Kong	192,826	9,605	777	66	203,274	(103)	(66)	(429)	(34)	(632)
MENA	24,545	3,274	1,703	53	29,575	(47)	(92)	(939)	(46)	(1,124)
North America	62,339	8,023	296	—	70,658	(33)	(83)	(99)	—	(215)
Latin America	18,439	1,064	336	15	19,854	(61)	(23)	(179)	(5)	(268)
At 31 Mar 2019	620,676	51,258	8,357	335	680,626	(724)	(913)	(3,696)	(205)	(5,538)

HSBC Holdings plc Earnings Release 1Q19	23

Earnings Release – 1Q19

Total wholesale lending for loans and advances to banks and customers at amortised cost (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)
– agriculture, forestry and fishing	5,361	1,102	236	2	6,701	(15)	(34)	(117)	(1)	(167)
– mining and quarrying	12,094	1,717	359	2	14,172	(29)	(51)	(94)	(2)	(176)
– manufacture	92,606	11,404	1,569	125	105,704	(132)	(156)	(791)	(83)	(1,162)
– electricity, gas, steam and air-conditioning supply	14,522	1,422	40	60	16,044	(18)	(60)	(15)	(54)	(147)
– water supply, sewerage, waste management and remediation	3,335	164	24	—	3,523	(5)	(2)	(17)	—	(24)
– construction	12,919	1,116	1,168	51	15,254	(27)	(41)	(524)	(44)	(636)
– wholesale and retail trade, repair of motor vehicles and motorcycles	83,751	12,225	1,652	37	97,665	(115)	(128)	(968)	(7)	(1,218)
– transportation and storage	23,327	1,825	351	38	25,541	(37)	(46)	(82)	(1)	(166)
– accommodation and food	19,385	1,889	270	3	21,547	(43)	(41)	(83)	(1)	(168)
– publishing, audiovisual and broadcasting	19,758	1,224	189	1	21,172	(42)	(16)	(84)	—	(142)
– real estate	116,132	5,985	1,115	1	123,233	(97)	(80)	(594)	—	(771)
– professional, scientific and technical activities	21,282	941	350	—	22,573	(29)	(29)	(113)	—	(171)
– administrative and support services	22,820	1,843	437	3	25,103	(41)	(48)	(166)	(1)	(256)
– public administration and defence, compulsory social security	1,425	30	8	—	1,463	(1)	(3)	(5)	—	(9)
– education	1,713	102	14	—	1,829	(11)	(7)	(6)	—	(24)
– health and care	3,710	457	141	—	4,308	(10)	(16)	(33)	—	(59)
– arts, entertainment and recreation	4,326	676	39	—	5,041	(9)	(9)	(15)	—	(33)
– other services	13,259	411	242	1	13,913	(31)	(31)	(140)	—	(202)
– activities of households	770	59	1	—	830	—	—	—	—	—
– extra-territorial organisations and bodies activities	49	3	7	—	59	—	—	(1)	—	(1)
– government	7,905	168	—	—	8,073	(6)	(1)	—	—	(7)
– asset-backed securities	813	16	—	—	829	—	(13)	—	—	(13)
Non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)
Loans and advances to banks	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)
By geography
Europe	190,387	19,073	4,233	150	213,843	(366)	(529)	(1,598)	(102)	(2,595)
– of which: UK	133,004	15,370	2,928	8	151,310	(313)	(471)	(998)	—	(1,782)
Asia	314,591	17,729	1,736	92	334,148	(179)	(121)	(1,040)	(36)	(1,376)
– of which: Hong Kong	194,186	8,425	729	69	203,409	(99)	(54)	(413)	(35)	(601)
MENA	25,684	2,974	1,769	53	30,480	(73)	(77)	(974)	(46)	(1,170)
North America	62,631	6,928	314	—	69,873	(37)	(107)	(101)	—	(245)
Latin America	19,087	314	390	29	19,820	(98)	(11)	(186)	(10)	(305)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)

24	HSBC Holdings plc Earnings Release 1Q19

Capital

Key metrics (KM1/IFRS9-FL)
			At
			31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
Ref*		Footnotes	2019	2018	2018	2018	2018
	Available capital ($bn)	1
1	Common equity tier 1 (‘CET1’) capital		125.8	121.0	123.1	122.8	129.6
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		124.9	120.0	122.1	121.8	128.6
3	Tier 1 capital		151.8	147.1	149.3	147.1	157.1
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		150.9	146.1	148.3	146.1	156.1
5	Total capital		177.8	173.2	178.1	176.6	185.2
6	Total capital as if IFRS 9 transitional arrangements had not been applied		176.9	172.2	177.1	175.6	184.2
	Risk-weighted assets (‘RWAs’) ($bn)
7	Total RWAs		879.5	865.3	862.7	865.5	894.4
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		878.9	864.7	862.1	864.9	893.8
	Capital ratios (%)	1
9	CET1		14.3	14.0	14.3	14.2	14.5
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.2	13.9	14.2	14.1	14.4
11	Tier 1		17.3	17.0	17.3	17.0	17.6
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.2	16.9	17.2	16.9	17.5
13	Total capital		20.2	20.0	20.7	20.4	20.7
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.1	19.9	20.6	20.3	20.6
	Additional CET1 buffer requirements as a percentage of RWA (%)
	Capital conservation buffer requirement		2.50	1.88	1.88	1.88	1.88
	Countercyclical buffer requirement		0.67	0.56	0.45	0.46	0.34
	Bank G-SIB and/or D-SIB additional requirements		2.00	1.50	1.50	1.50	1.50
	Total of bank CET1 specific buffer requirements		5.17	3.94	3.83	3.84	3.72
	Total capital requirement (%)
	Total capital requirement	2	11.0	10.9	11.5	11.5	11.5
	CET1 available after meeting the bank’s minimum capital requirements	3	8.1	7.9	7.8	7.7	8.0
	Leverage ratio	4
15	Total leverage ratio exposure measure ($bn)		2,735.2	2,614.9	2,676.4	2,664.1	2,707.9
16	Leverage ratio (%)		5.4	5.5	5.4	5.4	5.6
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.4	5.5	5.4	5.3	5.5
	Liquidity coverage ratio (‘LCR’)	5
	Total high-quality liquid assets ($bn)		535.4	567.2	533.2	540.2	533.1
	Total net cash outflow ($bn)		374.8	368.7	334.1	341.7	338.5
	LCR ratio (%)	6	142.9	153.8	159.6	158.1	157.5

*	The references in this table identify the lines prescribed in the relevant European Banking Authority (‘EBA’) template where applicable and where there is a value.
For footnotes, see page 29.

Own funds disclosure
		At
		31 Mar	31 Dec
		2019	2018
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	159,001	155,483
28	Total regulatory adjustments to common equity tier 1	(33,199)	(34,461)
29	Common equity tier 1 capital	125,802	121,022
36	Additional tier 1 capital before regulatory adjustments	26,106	26,180
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	26,046	26,120
45	Tier 1 capital	151,848	147,142
51	Tier 2 capital before regulatory adjustments	27,112	26,729
57	Total regulatory adjustments to tier 2 capital	(1,160)	(633)
58	Tier 2 capital	25,952	26,096
59	Total capital	177,800	173,238
60	Total risk-weighted assets	879,485	865,318
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.3	14.0
62	Tier 1 ratio	17.3	17.0
63	Total capital ratio	20.2	20.0

*	The references in this table identify the lines prescribed in the relevant EBA template.

HSBC Holdings plc Earnings Release 1Q19	25

Earnings Release – 1Q19

Capital
At 31 March 2019, our common equity tier 1 (‘CET1’) capital ratio increased to 14.3% from 14.0% at 31 December 2018. This was primarily due to CET1 capital growth during the quarter and was partly offset by the $14.2bn rise in RWAs.
CET1 capital increased by $4.8bn during the quarter, mainly as a result of:

•	capital generation of $2.0bn through profits, net of cash and scrip dividends;

•	favourable foreign currency translation differences of $0.9bn;

•	a $0.8bn increase in FVOCI reserve; and

•	higher than expected scrip take-up in the final dividend, which added $0.3bn.

Leverage

Leverage ratio
		At
		31 Mar	31 Dec
		2019	2018
Ref*		$bn	$bn
20	Tier 1 capital	148.3	143.5
21	Total leverage ratio exposure	2,735.2	2,614.9
		%	%
22	Leverage ratio	5.4	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2,521.9	2,464.4
		%	%
	UK leverage ratio – quarterly average	5.9	5.8
	UK leverage ratio – quarter end	5.9	6.0

*	The references identify the lines prescribed in the EBA template.
Our leverage ratio calculated in accordance with the Capital Requirements Directive and Regulation (‘CRD IV’) was 5.4% at
31 March 2019, down from 5.5% at 31 December 2018. The increase in exposure was primarily due to growth in customer lending, trading and other assets.
The Group’s UK leverage ratio at 31 March 2019 was 5.9%. This measure excludes qualifying central bank balances from the calculation of exposure.
At 31 March 2019, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translated into capital values of $17.7bn and $5.9bn respectively. We exceeded these leverage requirements.

26	HSBC Holdings plc Earnings Release 1Q19

Risk-weighted assets

Overview of RWAs (OV1)
			31 Mar	31 Dec	31 Mar
			2019	2018	2019
			RWAs	RWAs	Capital requirement[7]
Ref*		Footnotes	$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)		649.8	638.1	52.0
2	– standardised approach		130.1	128.6	10.4
3	– foundation internal ratings based (‘IRB’) approach		30.8	30.5	2.5
4	– advanced IRB approach		488.9	479.0	39.1
6	Counterparty credit risk		50.0	47.2	4.0
7	– mark-to-market		27.0	24.7	2.2
10	– internal model method (‘IMM’)		16.3	16.2	1.3
11	– risk exposure amount for contributions to the default fund of a central counterparty		0.4	0.4	—
12	– credit valuation adjustment		6.3	5.9	0.5
13	Settlement risk		0.1	0.1	—
14	Securitisation exposures in the non-trading book		8.5	8.4	0.7
15	– IRB method		3.7	4.6	0.3
17	– IRB internal assessment approach		1.4	1.7	0.1
18	– standardised approach		2.2	2.1	0.2
14a	– exposures subject to the new securitisation framework	8	1.2	N/A	0.1
19	Market risk		35.1	35.8	2.8
20	– standardised approach		5.4	5.7	0.4
21	– internal models approach (‘IMA’)		29.7	30.1	2.4
23	Operational risk		91.1	91.1	7.3
25	– standardised approach		91.1	91.1	7.3
27	Amounts below the thresholds for deduction (subject to 250% risk weight)		44.9	44.6	3.6
29	Total		879.5	865.3	70.4

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 29.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	99.2	301.1	173.2	13.8	115.9	703.2
Counterparty credit risk	—	—	48.3	0.2	1.6	50.1
Market risk	—	—	32.5	—	2.6	35.1
Operational risk	27.3	24.3	31.5	2.8	5.2	91.1
At 31 Mar 2019	126.5	325.4	285.5	16.8	125.3	879.5

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		225.7	296.1	46.7	104.0	30.7	703.2
Counterparty credit risk		29.5	9.6	1.1	8.6	1.3	50.1
Market risk	9	23.8	21.6	1.7	9.5	1.7	35.1
Operational risk		27.3	39.5	6.8	11.7	5.8	91.1
At 31 Mar 2019		306.3	366.8	56.3	133.8	39.5	879.5
For footnotes, see page 29.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2019	126.9	321.2	248.6	16.8	116.0	35.8	865.3
Asset size	1.4	4.2	5.0	0.1	1.5	(0.7)	11.5
Asset quality	(0.3)	0.5	(1.3)	—	0.9	—	(0.2)
Model updates	(0.1)	—	(0.1)	—	(0.1)	—	(0.3)
Methodology and policy	(1.8)	(2.5)	0.2	(0.1)	4.2	—	—
Foreign exchange movements	0.4	2.0	0.6	—	0.2	—	3.2
Total RWA movement	(0.4)	4.2	4.4	—	6.7	(0.7)	14.2
RWAs at 31 Mar 2019	126.5	325.4	253.0	16.8	122.7	35.1	879.5

HSBC Holdings plc Earnings Release 1Q19	27

Earnings Release – 1Q19

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2019	274.1	340.6	54.8	123.1	36.9	35.8	865.3
Asset size	5.0	5.4	0.3	0.3	1.2	(0.7)	11.5
Asset quality	0.7	—	(0.3)	(0.3)	(0.3)	—	(0.2)
Model updates	(0.1)	—	—	(0.2)	—	—	(0.3)
Methodology and policy	0.8	(1.8)	(0.1)	0.9	0.2	—	—
Foreign exchange movements	2.0	1.0	(0.1)	0.5	(0.2)	—	3.2
Total RWA movement	8.4	4.6	(0.2)	1.2	0.9	(0.7)	14.2
RWAs at 31 Mar 2019	282.5	345.2	54.6	124.3	37.8	35.1	879.5
RWAs
Risk-weighted assets (‘RWAs’) increased by $14.2bn during 1Q19, including an increase of $3.2bn due to foreign currency translation differences. The $11.0bn increase (excluding foreign currency translation differences) was primarily due to $11.5bn asset size growth during the quarter, which was offset by reductions of $0.3bn from model updates and a $0.2bn decrease due to improved asset quality.
Asset size
The $11.5bn growth during 1Q19 was mainly due to:

•	lending growth of $4.2bn in CMB and $1.5bn in GB&M, mainly in Asia and Europe, and $1.4bn in RBWM, mainly in Asian mortgage lending;

•	growth of $3.5bn in GB&M counterparty credit risks in Europe, largely in the form of securities financing transactions, new derivative trades, and mark-to-market movements; and

•	a $1.7bn increase in RWAs as a result of an increase in the value of significant holdings in Corporate Centre.
This was partly offset by:

•	a $0.7bn fall in market risk mainly due to a reduction in equity risk and exposures in Europe and Asia.
Model updates
The $0.3bn reduction in RWAs mainly resulted from the application of IRB models to receivables finance in North America.
Methodology and policy
Movements largely comprised a $4.5bn increase in tangible fixed assets within Corporate Centre as a result of implementing IFRS 16 ‘Leases’ with effect from 1 January 2019, reflecting the recognition of right of use assets for assets formerly under operating leases, offset by a $4.5bn reduction in RWAs due to management initiatives, most notably in CMB and GB&M.

RWA flow statements of credit risk exposures under IRB approach[10] (CR8)
		RWAs	Capital requirement[7]
Ref*		$bn	$bn
1	RWAs at 1 Jan 2019	509.5	40.7
2	Asset size	5.7	0.6
3	Asset quality	(0.1)	—
4	Model updates	(0.1)	—
5	Methodology and policy	1.6	0.1
7	Foreign exchange movements	3.1	0.2
9	RWAs at 31 Mar 2019	519.7	41.6

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 29.
RWAs under the IRB approach increased by $10.2bn in the quarter, including an increase of $3.1bn due to foreign currency translation differences. The $7.1bn increase (excluding foreign currency translation differences) was primarily due to asset size growth of $5.7bn and methodology and policy driven increases of $1.6bn during the quarter.
Asset size
The $5.7bn growth in RWAs during 1Q19 was mainly driven by lending growth in CMB, GB&M and RBWM, mostly in Asia and Europe.
Methodology and policy
The $1.6bn increase primarily comprised:

•	the $3.9bn impact of recognising right of use assets under operating leases upon implementation of IFRS 16 ‘Leases’; and

•	a $0.8bn increase due to internal policy updates.
This was partly offset by:

•	a $3.1bn reduction in RWAs due to management initiatives, most notably in CMB.

28	HSBC Holdings plc Earnings Release 1Q19

RWA flow statements of counterparty credit risk exposures under the IMM (CCR7)
		RWAs	Capital requirement[7]
Ref*		$bn	$bn
1	RWAs at 1 Jan 2019	21.1	1.8
2	Asset size	0.5	—
5	Methodology and policy	(0.6)	(0.1)
9	RWAs at 31 Mar 2019	21.0	1.7

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 29.
RWAs under the IMM decreased by $0.1bn. Methodology and policy changes, which included increased recognition of hedging, reduced RWAs by $0.6bn, offsetting asset size growth of $0.5bn due to increased exposures.

RWA flow statements of market risk exposures under the IMA (MR2-B)
		VaR	Stressed VaR	IRC	Other	Total RWAs	Capital requirement[7]
Ref*		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jan 2019	7.1	12.1	6.4	4.5	30.1	2.4
2	Movement in risk levels	(0.4)	(1.4)	2.5	(1.1)	(0.4)	—
8	RWAs at 31 Mar 2019	6.7	10.7	8.9	3.4	29.7	2.4

*	The references in this table identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
For footnotes, see page 29.
RWAs under the IMA decreased by $0.4bn due to:

•	VaR/Stressed VaR reductions of $1.8bn as a result of lower equity correlation and reduced exposure in principal Asian and European indices; and

•	reductions in positions under Other, which reduced RWAs by $1.1bn.
These movements were partly offset by a $2.5bn increase in IRC RWAs as a result of increased sovereign exposure.

Footnotes to capital, leverage and risk-weighted assets
1	Capital figures and ratios are reported on the CRD IV transitional basis for additional tier 1 and tier 2 capital in accordance with articles 484-92 of the Capital Requirements Regulation.
2	Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the PRA.
3	The minimum requirements represent the total capital requirement to be met by CET1.
4	Leverage ratio is calculated using the CRD IV end-point basis for additional tier 1 capital.
5	The EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures.
6	LCR is calculated as at the end of each period rather than using average values.
7	‘Capital requirement’ represents the minimum capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
8
On 1 January 2019, a new securitisation framework came into force in the EU for new transactions entered into on or after that date. Existing positions are subject to ‘grandfathering’ provisions and will transfer to the new framework on 1 January 2020. Our exposures subject to the approaches under the new framework at 31 March 2019 include $293m under the external ratings-based approach, $651m under the internal assessment approach, and $293m under the standardised approach.

9	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
10	Securitisation positions are not included in this table.

HSBC Holdings plc Earnings Release 1Q19	29

Earnings Release – 1Q19

Summary information – global businesses

HSBC adjusted profit before tax
	Quarter ended 31 Mar 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	5,971	3,921	4,068	450	(4)	14,406
of which: net interest income/(expense)	3,965	2,800	1,422	216	(935)	7,468
Change in expected credit losses and other credit impairment (charges)/recoveries	(302)	(247)	(40)	(2)	6	(585)
Net operating income	5,669	3,674	4,028	448	2	13,821
Total operating expenses	(3,451)	(1,658)	(2,389)	(350)	(215)	(8,063)
Operating profit/(loss)	2,218	2,016	1,639	98	(213)	5,758
Share of profit in associates and joint ventures	13	—	—	—	579	592
Adjusted profit before tax	2,231	2,016	1,639	98	366	6,350
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	35.2	31.7	25.8	1.5	5.8	100.0
Adjusted cost efficiency ratio	57.8	42.3	58.7	77.8	(5,375.0)	56.0

	Quarter ended 31 Dec 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income before change in expected credit losses and other credit impairment charges	5,135	3,715	3,083	425	283	12,641
of which: net interest income/(expense)	4,077	2,788	1,445	220	(788)	7,742
Change in expected credit losses and other credit impairment (charges)/recoveries	(344)	(448)	(65)	(9)	3	(863)
Net operating income	4,791	3,267	3,018	416	286	11,778
Total operating expenses	(3,450)	(1,591)	(2,314)	(356)	(1,223)	(8,934)
Operating profit/(loss)	1,341	1,676	704	60	(937)	2,844
Share of profit in associates and joint ventures	13	—	—	—	558	571
Adjusted profit before tax	1,354	1,676	704	60	(379)	3,415
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	39.6	49.1	20.6	1.8	(11.1)	100.0
Adjusted cost efficiency ratio	67.2	42.8	75.1	83.8	432.2	70.7

	Quarter ended 31 Mar 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	5,443	3,535	3,954	467	(203)	13,196
of which: net interest income/(expense)	3,640	2,407	1,125	217	(273)	7,116
Change in expected credit losses and other credit impairment (charges)/recoveries	(289)	67	(17)	3	84	(152)
Net operating income/(expense)	5,154	3,602	3,937	470	(119)	13,044
Total operating expenses	(3,281)	(1,572)	(2,297)	(359)	(305)	(7,814)
Operating profit/(loss)	1,873	2,030	1,640	111	(424)	5,230
Share of profit in associates and joint ventures	3	—	—	—	567	570
Adjusted profit before tax	1,876	2,030	1,640	111	143	5,800
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.3	35.0	28.3	1.9	2.5	100.0
Adjusted cost efficiency ratio	60.3	44.5	58.1	76.9	(150.2)	59.2

30	HSBC Holdings plc Earnings Release 1Q19

Global Private Banking – reported client assets[1]
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2019	2018	2018
	$bn	$bn	$bn
Opening balance	309	326	330
Net new money	10	1	3
Value change	14	(11)	(2)
Disposals	—	—	—
Exchange and other	2	(7)	—
Closing balance	335	309	331
For footnotes, see page 33.

Global Private Banking – reported client assets by geography[1]
		Quarter ended
		31 Mar	31 Dec	31 Mar
		2019	2018	2018
	Footnotes	$bn	$bn	$bn
Europe		158	149	162
Asia		139	124	131
North America		38	36	38
Latin America		—	—	—
Middle East	2	—	—	—
Closing balance		335	309	331
For footnotes, see page 33.

HSBC Holdings plc Earnings Release 1Q19	31

Earnings Release – 1Q19

Summary information – geographical regions

HSBC reported profit/(loss) before tax
	Quarter ended 31 Mar 2019
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,524	3,996	437	853	508	150	7,468
Net fee income	911	1,409	159	424	123	—	3,026
Net income from financial instruments held for trading or managed on a fair value basis	1,207	1,209	104	218	215	(72)	2,881
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	747	948	—	—	15	—	1,710
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	291	8	(1)	2	47	(77)	270
Other income/(expense)[3]	(75)	249	3	179	63	(1,346)	(927)
Net operating income before change in expected credit losses and other credit impairment charges	4,605	7,819	702	1,676	971	(1,345)	14,428
Change in expected credit losses and other credit impairment charges	(303)	(158)	(6)	(3)	(115)	—	(585)
Net operating income	4,302	7,661	696	1,673	856	(1,345)	13,843
Total operating expenses	(4,318)	(3,131)	(345)	(1,294)	(479)	1,345	(8,222)
Operating profit	(16)	4,530	351	379	377	—	5,621
Share of profit in associates and joint ventures	2	476	114	—	—	—	592
Profit before tax	(14)	5,006	465	379	377	—	6,213
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(0.2)	80.5	7.5	6.1	6.1		100.0
Cost efficiency ratio	93.8	40.0	49.1	77.2	49.3		57.0

	Quarter ended 31 Dec 2018
Net interest income	1,629	4,132	431	889	570	58	7,709
Net fee income	910	1,199	144	457	128	(11)	2,827
Net income from financial instruments held for trading or managed on a fair value basis	894	1,064	88	77	213	(290)	2,046
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(753)	(703)	—	—	12	—	(1,444)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	(95)	—	(3)	6	10	236	154
Other income[3]	1,411	1,191	8	144	10	(1,361)	1,403
Net operating income before loan impairment charges and other credit risk provisions	3,996	6,883	668	1,573	943	(1,368)	12,695
Change in expected credit losses and other credit impairment charges	(422)	(197)	(6)	(41)	(187)	—	(853)
Net operating income	3,574	6,686	662	1,532	756	(1,368)	11,842
Total operating expenses	(5,136)	(3,203)	(348)	(1,242)	(583)	1,368	(9,144)
Operating profit	(1,562)	3,483	314	290	173	—	2,698
Share of profit in associates and joint ventures	3	468	85	—	2	—	558
Profit before tax	(1,559)	3,951	399	290	175	—	3,256
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(47.9)	121.3	12.3	8.9	5.4		100.0
Cost efficiency ratio	128.5	46.5	52.1	79.0	61.8		72.0

32	HSBC Holdings plc Earnings Release 1Q19

HSBC reported profit/(loss) before tax (continued)
	Quarter ended 31 Mar 2018
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,739	3,831	461	870	528	27	7,456
Net fee income	1,087	1,678	157	444	141	—	3,507
Net income from financial instruments held for trading or managed on a fair value basis	1,155	956	42	212	121	(102)	2,384
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(227)	70	—	—	2	—	(155)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	155	(34)	5	10	8	(27)	117
Other income/(expense)[3]	561	806	11	89	(3)	(1,063)	401
Net operating income before loan impairment charges and other credit risk provisions	4,470	7,307	676	1,625	797	(1,165)	13,710
Change in expected credit losses and other credit impairment (charges)/recoveries	(62)	(32)	(4)	47	(119)	—	(170)
Net operating income	4,408	7,275	672	1,672	678	(1,165)	13,540
Total operating expenses	(4,437)	(2,986)	(343)	(2,268)	(514)	1,165	(9,383)
Operating profit/(loss)	(29)	4,289	329	(596)	164	—	4,157
Share of profit in associates and joint ventures	11	479	108	—	—	—	598
Profit/(loss) before tax	(18)	4,768	437	(596)	164	—	4,755
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(0.4)	100.3	9.2	(12.5)	3.4		100.0
Cost efficiency ratio	99.3	40.9	50.7	139.6	64.5		68.4

Footnotes to summary information – global businesses and geographical regions
1
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

2	‘Middle East’ is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.
3
Other income in this context comprises where applicable changes in fair value of long-term debt and related derivatives, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

HSBC Holdings plc Earnings Release 1Q19	33

Earnings Release – 1Q19

Appendix – selected information
Analysis of significant items by global business, geographical regions and countries/territories are presented below.

Reconciliation of reported and adjusted results – global businesses
		Quarter ended 31 Mar 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,971	3,921	4,015	450	71	14,428
Significant items		—	—	53	—	(75)	(22)
– fair value movement on financial instruments	2	—	—	53	—	(75)	(22)
Adjusted		5,971	3,921	4,068	450	(4)	14,406
Change in expected credit losses and other credit impairment (charges)/recoveries
Reported		(302)	(247)	(40)	(2)	6	(585)
Adjusted		(302)	(247)	(40)	(2)	6	(585)
Operating expenses
Reported		(3,508)	(1,662)	(2,440)	(352)	(260)	(8,222)
Significant items		57	4	51	2	45	159
– costs of structural reform	3	—	2	13	—	38	53
– customer redress programmes		56	—	—	—	—	56
– restructuring and other related costs		1	2	38	2	7	50
Adjusted		(3,451)	(1,658)	(2,389)	(350)	(215)	(8,063)
Share of profit in associates and joint ventures
Reported		13	—	—	—	579	592
Adjusted		13	—	—	—	579	592
Profit before tax
Reported		2,174	2,012	1,535	96	396	6,213
Significant items		57	4	104	2	(30)	137
– revenue		—	—	53	—	(75)	(22)
– operating expenses		57	4	51	2	45	159
Adjusted		2,231	2,016	1,639	98	366	6,350
Loans and advances to customers (net)
Reported		369,178	339,729	252,180	42,497	1,695	1,005,279
Adjusted		369,178	339,729	252,180	42,497	1,695	1,005,279
Customer accounts
Reported		653,969	349,352	281,462	64,489	7,239	1,356,511
Adjusted		653,969	349,352	281,462	64,489	7,239	1,356,511
For footnotes, see page 42.

34	HSBC Holdings plc Earnings Release 1Q19

Reconciliation of reported and adjusted results – global businesses (continued)
		Quarter ended 31 Dec 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,110	3,703	3,112	429	341	12,695
Currency translation		25	19	21	1	9	75
Significant items		—	(7)	(50)	(5)	(67)	(129)
– customer redress programmes		—	(7)	—	—	—	(7)
– disposals, acquisitions and investment in new businesses		—	—	—	(5)	(24)	(29)
– fair value movement on financial instruments	2	—	—	(49)	—	(46)	(95)
– currency translation on significant items		—	—	(1)	—	3	2
Adjusted		5,135	3,715	3,083	425	283	12,641
Change in expected credit losses and other credit impairment (charges)/recoveries
Reported		(339)	(444)	(64)	(8)	2	(853)
Currency translation		(5)	(4)	(1)	(1)	1	(10)
Adjusted		(344)	(448)	(65)	(9)	3	(863)
Operating expenses
Reported		(3,445)	(1,574)	(2,271)	(355)	(1,499)	(9,144)
Currency translation		(20)	(8)	(15)	(1)	(11)	(55)
Significant items		15	(9)	(28)	—	287	265
– costs of structural reform	3	(1)	3	14	—	45	61
– customer redress programmes		17	(11)	(22)	—	—	(16)
– disposals, acquisitions and investment in new businesses		—	—	—	(2)	—	(2)
– past service costs of guaranteed minimum pension benefits equalisation		—	—	—	—	228	228
– restructuring and other related costs		—	—	—	—	15	15
– settlements and provisions in connection with legal and regulatory matters		—	—	(21)	—	(3)	(24)
– currency translation on significant items		(1)	(1)	1	2	2	3
Adjusted		(3,450)	(1,591)	(2,314)	(356)	(1,223)	(8,934)
Share of profit in associates and joint ventures
Reported		12	—	—	—	546	558
Currency translation		1	—	—	—	12	13
Adjusted		13	—	—	—	558	571
Profit before tax
Reported		1,338	1,685	777	66	(610)	3,256
Currency translation		1	7	5	(1)	11	23
Significant items		15	(16)	(78)	(5)	220	136
– revenue		—	(7)	(50)	(5)	(67)	(129)
– operating expenses		15	(9)	(28)	—	287	265
Adjusted		1,354	1,676	704	60	(379)	3,415
Loans and advances to customers (net)
Reported		361,872	333,162	244,978	39,217	2,467	981,696
Currency translation		2,978	1,950	1,010	(51)	36	5,923
Adjusted		364,850	335,112	245,988	39,166	2,503	987,619
Customer accounts
Reported		640,924	357,596	290,914	64,658	8,551	1,362,643
Currency translation		3,285	2,159	2,253	(126)	2	7,573
Adjusted		644,209	359,755	293,167	64,532	8,553	1,370,216
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 1Q19	35

Earnings Release – 1Q19

Reconciliation of reported and adjusted results – global businesses (continued)
		Quarter ended 31 Mar 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,669	3,699	4,178	482	(318)	13,710
Currency translation		(226)	(164)	(195)	(15)	(56)	(656)
Significant items		—	—	(29)	—	171	142
– disposals, acquisitions and investment in new businesses		—	—	—	—	112	112
– fair value movement on financial instruments	2	—	—	(30)	—	58	28
– currency translation on significant items		—	—	1	—	1	2
Adjusted		5,443	3,535	3,954	467	(203)	13,196
Change in expected credit losses and other credit impairment (charges)/recoveries
Reported		(303)	64	(22)	3	88	(170)
Currency translation		14	3	5	—	(4)	18
Adjusted		(289)	67	(17)	3	84	(152)
Operating expenses
Reported		(3,573)	(1,653)	(2,387)	(415)	(1,355)	(9,383)
Currency translation		189	80	113	15	49	446
Significant items		103	1	(23)	41	1,001	1,123
– costs of structural reform	3	1	1	7	—	117	126
– customer redress programmes		93	—	—	—	—	93
– disposals, acquisitions and investment in new businesses		—	—	—	2	—	2
– restructuring and other related costs		—	—	—	—	20	20
– settlements and provisions in connection with legal and regulatory matters		16	—	(33)	41	873	897
– currency translation on significant items		(7)	—	3	(2)	(9)	(15)
Adjusted		(3,281)	(1,572)	(2,297)	(359)	(305)	(7,814)
Share of profit in associates and joint ventures
Reported		3	—	—	—	595	598
Currency translation		—	—	—	—	(28)	(28)
Adjusted		3	—	—	—	567	570
Profit/(loss) before tax
Reported		1,796	2,110	1,769	70	(990)	4,755
Currency translation		(23)	(81)	(77)	—	(39)	(220)
Significant items		103	1	(52)	41	1,172	1,265
– revenue		—	—	(29)	—	171	142
– operating expenses		103	1	(23)	41	1,001	1,123
Adjusted		1,876	2,030	1,640	111	143	5,800
Loans and advances to customers (net)
Reported		356,733	329,801	248,432	41,071	5,128	981,165
Currency translation		(17,354)	(14,096)	(10,215)	(1,345)	(381)	(43,391)
Adjusted		339,379	315,705	238,217	39,726	4,747	937,774
Customer accounts
Reported		656,759	359,146	290,233	63,069	10,472	1,379,679
Currency translation		(22,823)	(14,159)	(14,987)	(2,534)	(663)	(55,166)
Adjusted		633,936	344,987	275,246	60,535	9,809	1,324,513
For footnotes, see page 42.

36	HSBC Holdings plc Earnings Release 1Q19

Reconciliation of reported and adjusted risk-weighted assets
	At 31 Mar 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	126.5	325.4	285.5	16.8	125.3	879.5
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	126.5	325.4	285.5	16.8	124.5	878.7

	At 31 Dec 2018
Risk-weighted assets
Reported	126.9	321.2	281.0	16.8	119.4	865.3
Currency translation	0.4	2.0	0.6	—	0.2	3.2
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	127.3	323.2	281.6	16.8	118.8	867.7

	At 31 Mar 2018
Risk-weighted assets
Reported	125.8	314.0	304.3	16.9	133.4	894.4
Currency translation	(4.2)	(13.9)	(7.7)	(0.4)	(2.6)	(28.8)
Disposals	—	—	—	—	(2.6)	(2.6)
– operations in Brazil	—	—	—	—	(2.6)	(2.6)
Adjusted	121.6	300.1	296.6	16.5	128.2	863.0

Reconciliation of reported and adjusted results – geographical regions
		Quarter ended 31 Mar 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	4	4,605	7,819	702	1,676	971	14,428
Significant items		(60)	27	—	4	7	(22)
– fair value movement on financial instruments	2	(60)	27	—	4	7	(22)
Adjusted	4	4,545	7,846	702	1,680	978	14,406
ECL
Reported		(303)	(158)	(6)	(3)	(115)	(585)
Adjusted		(303)	(158)	(6)	(3)	(115)	(585)
Operating expenses
Reported	4	(4,318)	(3,131)	(345)	(1,294)	(479)	(8,222)
Significant items		143	7	1	5	3	159
– costs of structural reform	3	52	1	—	—	—	53
– customer redress programmes		56	—	—	—	—	56
– restructuring and other related costs		35	6	1	5	3	50
Adjusted	4	(4,175)	(3,124)	(344)	(1,289)	(476)	(8,063)
Share of profit in associates and joint ventures
Reported		2	476	114	—	—	592
Adjusted		2	476	114	—	—	592
Profit/(loss) before tax
Reported		(14)	5,006	465	379	377	6,213
Significant items		83	34	1	9	10	137
– revenue		(60)	27	—	4	7	(22)
– operating expenses		143	7	1	5	3	159
Adjusted		69	5,040	466	388	387	6,350
Loans and advances to customers (net)
Reported		384,129	461,508	27,823	109,923	21,896	1,005,279
Adjusted		384,129	461,508	27,823	109,923	21,896	1,005,279
Customer accounts
Reported		507,459	656,566	35,941	129,934	26,611	1,356,511
Adjusted		507,459	656,566	35,941	129,934	26,611	1,356,511
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 1Q19	37

Earnings Release – 1Q19

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 31 Mar 2019
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		3,501	5,020	806	1,192	657
Significant items		(64)	22	1	3	5
– fair value movement on financial instruments	2	(64)	22	1	3	5
Adjusted		3,437	5,042	807	1,195	662
ECL
Reported		(290)	(100)	(40)	(10)	(98)
Adjusted		(290)	(100)	(40)	(10)	(98)
Operating expenses
Reported		(3,451)	(1,672)	(499)	(1,011)	(334)
Significant items		113	7	—	3	2
– costs of structural reform	3	33	1	—	—	—
– customer redress programmes		56	—	—	—	—
– restructuring and other related costs		24	6	—	3	2
Adjusted		(3,338)	(1,665)	(499)	(1,008)	(332)
Share of profit in associates and joint ventures
Reported		3	6	461	—	—
Adjusted		3	6	461	—	—
Profit/(loss) before tax
Reported		(237)	3,254	728	171	225
Significant items		49	29	1	6	7
– revenue		(64)	22	1	3	5
– operating expenses		113	7	—	3	2
Adjusted		(188)	3,283	729	177	232
Loans and advances to customers (net)
Reported		296,111	295,322	41,643	65,916	18,832
Adjusted		296,111	295,322	41,643	65,916	18,832
Customer accounts
Reported		403,149	475,763	41,808	78,950	20,831
Adjusted		403,149	475,763	41,808	78,950	20,831
For footnotes, see page 42.

38	HSBC Holdings plc Earnings Release 1Q19

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 31 Dec 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	4	3,996	6,883	668	1,573	943	12,695
Currency translation	4	39	35	4	(3)	7	75
Significant items		(100)	(1)	—	1	(29)	(129)
– customer redress programmes		(7)	—	—	—	—	(7)
– disposals, acquisitions and investment in new businesses		(5)	—	—	—	(24)	(29)
– fair value movement on financial instruments	2	(90)	(1)	—	(1)	(3)	(95)
– currency translation on significant items		2	—	—	2	(2)	2
Adjusted	4	3,935	6,917	672	1,571	921	12,641
ECL
Reported		(422)	(197)	(6)	(41)	(187)	(853)
Currency translation		(6)	(3)	1	—	(2)	(10)
Adjusted		(428)	(200)	(5)	(41)	(189)	(863)
Operating expenses
Reported	4	(5,136)	(3,203)	(348)	(1,242)	(583)	(9,144)
Currency translation	4	(31)	(27)	(3)	2	(3)	(55)
Significant items		254	7	—	4	—	265
– costs of structural reform	3	57	4	—	—	—	61
– customer redress programmes		(16)	—	—	—	—	(16)
– disposals, acquisitions and investment in new businesses		(2)	—	—	—	—	(2)
– past service costs of guaranteed minimum pension benefits equalisation		228	—	—	—	—	228
– restructuring and other related costs		6	4	—	5	—	15
– settlements and provisions in connection with legal and regulatory matters		(24)	—	—	—	—	(24)
– currency translation on significant items		5	(1)	—	(1)	—	3
Adjusted	4	(4,913)	(3,223)	(351)	(1,236)	(586)	(8,934)
Share of profit in associates and joint ventures
Reported		3	468	85	—	2	558
Currency translation		1	12	—	—	—	13
Adjusted		4	480	85	—	2	571
Profit/(loss) before tax
Reported		(1,559)	3,951	399	290	175	3,256
Currency translation		3	17	2	(1)	2	23
Significant items		154	6	—	5	(29)	136
– revenue		(100)	(1)	—	1	(29)	(129)
– operating expenses		254	7	—	4	—	265
Adjusted		(1,402)	3,974	401	294	148	3,415
Loans and advances to customers (net)
Reported		373,073	450,545	28,824	108,146	21,108	981,696
Currency translation		4,335	853	(107)	827	15	5,923
Adjusted		377,408	451,398	28,717	108,973	21,123	987,619
Customer accounts
Reported		503,154	664,824	35,408	133,291	25,966	1,362,643
Currency translation		6,453	581	(105)	865	(221)	7,573
Adjusted		509,607	665,405	35,303	134,156	25,745	1,370,216
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 1Q19	39

Earnings Release – 1Q19

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 31 Dec 2018
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		2,871	4,361	660	1,087	596
Currency translation		39	(8)	17	1	19
Significant items		(93)	(6)	(1)	2	(4)
– customer redress programmes		(7)	—	—	—	—
– fair value movement on financial instruments	2	(86)	(6)	1	—	(3)
– currency translation on significant items		—	—	(2)	2	(1)
Adjusted		2,817	4,347	676	1,090	611
ECL
Reported		(404)	(102)	(57)	(21)	(134)
Currency translation		(4)	(1)	(1)	(1)	(4)
Adjusted		(408)	(103)	(58)	(22)	(138)
Operating expenses
Reported		(4,372)	(1,708)	(493)	(968)	(344)
Currency translation		(34)	4	(12)	(1)	(11)
Significant items		251	7	—	4	—
– costs of structural reform	3	41	4	—	—	—
– customer redress programmes		(16)	—	—	—	—
– past service costs of guaranteed minimum pension benefits equalisation		228	—	—	—	—
– restructuring and other related costs		7	4	—	4	—
– settlements and provisions in connection with legal and regulatory matters		(10)	—	—	—	—
– currency translation on significant items		1	(1)	—	—	—
Adjusted		(4,155)	(1,697)	(505)	(965)	(355)
Share of profit in associates and joint ventures
Reported		4	10	455	—	—
Currency translation		—	—	12	—	—
Adjusted		4	10	467	—	—
Profit/(loss) before tax
Reported		(1,901)	2,561	565	98	118
Currency translation		1	(5)	16	(1)	4
Significant items		158	1	(1)	6	(4)
– revenue		(93)	(6)	(1)	2	(4)
– operating expenses		251	7	—	4	—
Adjusted		(1,742)	2,557	580	103	118
Loans and advances to customers (net)
Reported		287,144	290,547	38,979	64,009	17,890
Currency translation		5,940	(657)	969	—	335
Adjusted		293,084	289,890	39,948	64,009	18,225
Customer accounts
Reported		399,487	484,897	45,712	82,523	19,936
Currency translation		8,260	(1,097)	1,137	—	374
Adjusted		407,747	483,800	46,849	82,523	20,310
For footnotes, see page 42.

40	HSBC Holdings plc Earnings Release 1Q19

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 31 Mar 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	4	4,470	7,307	676	1,625	797	13,710
Currency translation	4	(343)	(161)	(25)	(21)	(126)	(656)
Significant items		47	(11)	—	91	15	142
– disposals, acquisitions and investment in new businesses		—	—	—	95	17	112
– fair value movement on financial instruments	2	46	(12)	—	(5)	(1)	28
– currency translation on significant items		1	1	—	1	(1)	2
Adjusted	4	4,174	7,135	651	1,695	686	13,196
ECL
Reported		(62)	(32)	(4)	47	(119)	(170)
Currency translation		6	2	2	(1)	9	18
Adjusted		(56)	(30)	(2)	46	(110)	(152)
Operating expenses
Reported	4	(4,437)	(2,986)	(343)	(2,268)	(514)	(9,383)
Currency translation	4	263	92	17	9	85	446
Significant items		179	—	—	944	—	1,123
– costs of structural reform	3	125	1	—	—	—	126
– customer redress programmes		93	—	—	—	—	93
– disposals, acquisitions and investment in new business		2	—	—	—	—	2
– restructuring and other related costs		20	—	—	—	—	20
– settlements and provisions in connection with legal and regulatory matters		(46)	(1)	—	944	—	897
– currency translation on significant items		(15)	—	—	—	—	(15)
Adjusted	4	(3,995)	(2,894)	(326)	(1,315)	(429)	(7,814)
Share of profit in associates and joint ventures
Reported		11	479	108	—	—	598
Currency translation		—	(28)	—	—	—	(28)
Adjusted		11	451	108	—	—	570
Profit/(loss) before tax
Reported		(18)	4,768	437	(596)	164	4,755
Currency translation		(74)	(95)	(6)	(13)	(32)	(220)
Significant items		226	(11)	—	1,035	15	1,265
– revenue		47	(11)	—	91	15	142
– operating expenses		179	—	—	944	—	1,123
Adjusted		134	4,662	431	426	147	5,800
Loans and advances to customers (net)
Reported		389,792	435,935	29,820	104,296	21,322	981,165
Currency translation		(29,449)	(8,607)	(1,129)	(1,292)	(2,914)	(43,391)
Adjusted		360,343	427,328	28,691	103,004	18,408	937,774
Customer accounts
Reported		531,025	652,770	35,471	136,637	23,776	1,379,679
Currency translation		(40,139)	(9,150)	(1,045)	(1,421)	(3,411)	(55,166)
Adjusted		490,886	643,620	34,426	135,216	20,365	1,324,513
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 1Q19	41

Earnings Release – 1Q19

Reconciliation of reported and adjusted results – geographical regions (continued)
		Quarter ended 31 Mar 2018
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		3,481	4,667	645	1,136	558
Currency translation		(259)	(11)	(38)	2	(13)
Significant items		49	1	(1)	91	(1)
– disposals, acquisitions and investment in new businesses		—	—	—	95	—
– fair value movement on financial instruments	2	48	1	(1)	(5)	(1)
– currency translation on significant items		1	—	—	1	—
Adjusted		3,271	4,657	606	1,229	544
ECL
Reported		(57)	(14)	(8)	22	(107)
Currency translation		4	—	—	(1)	2
Adjusted		(53)	(14)	(8)	21	(105)
Operating expenses
Reported		(3,446)	(1,510)	(454)	(1,938)	(324)
Currency translation		189	6	26	(1)	7
Significant items		126	—	—	889	—
– costs of structural reform	3	112	(1)	—	—	—
– customer redress programmes		93	—	—	—	—
– restructuring and other related costs		20	—	—	—	—
– settlements and provisions in connection with legal and regulatory matters		(89)	(1)	—	889	—
– currency translation on significant items		(10)	2	—	—	—
Adjusted		(3,131)	(1,504)	(428)	(1,050)	(317)
Share of profit in associates and joint ventures
Reported		11	6	473	—	—
Currency translation		—	—	(27)	—	—
Adjusted		11	6	446	—	—
Profit/(loss) before tax
Reported		(11)	3,149	656	(780)	127
Currency translation		(66)	(5)	(39)	—	(4)
Significant items		175	1	(1)	980	(1)
– revenue		49	1	(1)	91	(1)
– operating expenses		126	—	—	889	—
Adjusted		98	3,145	616	200	122
Loans and advances to customers (net)
Reported		302,090	272,621	44,022	62,655	16,595
Currency translation		(21,948)	(47)	(2,783)	—	(900)
Adjusted		280,142	272,574	41,239	62,655	15,695
Customer accounts
Reported		421,892	471,587	42,572	86,043	17,890
Currency translation		(30,652)	(81)	(2,690)	—	(971)
Adjusted		391,240	471,506	39,882	86,043	16,919

Reconciliation of capital with and without IFRS 9 transitional arrangements
	At 31 Mar 2019
	CET1	Tier 1	Total own funds
	$bn	$bn	$bn
Reported balance using IFRS 9 transitional arrangements	125.8	151.8	177.8
Expected credit losses reversed under transitional arrangements for IFRS 9	(1.0)	(1.0)	(1.0)
– standardised approach	(1.0)	(1.0)	(1.0)
– internal ratings based approach	—	—	—
Tax impacts	0.2	0.2	0.2
Changes in amounts deducted from CET1 for deferred tax assets and significant investments	(0.1)	(0.1)	(0.1)
– amounts deducted from CET1 for deferred tax assets	—	—	—
– amounts deducted from CET1 for significant investments	(0.1)	(0.1)	(0.1)
Reported balance excluding IFRS 9 transitional arrangements	124.9	150.9	176.9

Footnotes to Appendix – selected information
1	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.
2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.
3
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

4	Amounts are non-additive across geographical regions due to intra-Group transactions.

42	HSBC Holdings plc Earnings Release 1Q19

First interim dividend for 2019
On 3 May 2019, the Directors declared a first interim dividend in respect of 2019 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares (‘ADSs’) in New York, will be quoted ex-dividend on
16 May 2019. The dividend will be payable on 5 July 2019 to holders of record on 17 May 2019.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 24 June 2019. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 30 May 2019 and elections must be received by 20 June 2019.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 July 2019 to the holders of record on 17 May 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 6 May, 24 May and 8 July 2019.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 5 July 2019 to holders of record on 17 May 2019. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 30 May 2019 and elections will be required to be made by 13 June 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
To receive the dividend, any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register must lodge the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar by 4.00pm local time on 17 May 2019.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 17 May 2019 in order to receive the dividend.
Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share (‘ADS’), each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and
15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 17 June 2019 to holders of record on 31 May 2019.

For and on behalf of
HSBC Holdings plc

Richard Gray
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, Ewen Stevenson, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

*	Non-executive Group Chairman

†	Independent non-executive Director

43	HSBC Holdings plc Earnings Release 1Q19

Earnings Release – 1Q19

Terms and abbreviations

1Q19	First quarter of 2019
1Q18	First quarter of 2018
4Q18	Fourth quarter of 2018
AFS	Available for sale
BoCom	Bank of Communications Co., Limited
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSM	Balance Sheet Management
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
CODM	Chief Operating Decision Maker
Corporate Centre
In December 2016, certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy

CRD IV	Capital Requirements Directive IV
CRR	Customer risk rating
D-SIB	Domestic systemically important bank
DPD	Days past due
DVA	Debit value adjustments
EBA	European Banking Authority
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

FTEs	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GMB	Group Management Board
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IMA	Internal models approach
IMM	Internal model method
IRB	Internal ratings based
IRC	Incremental risk charge
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
LCR	Liquidity coverage ratio
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

Mainland China	People’s Republic of China excluding Hong Kong
MENA	Middle East and North Africa
NIM	Net interest margin
PBT	Profit before tax
PD	Probability of default
POCI	Purchased or originated credit-impaired
PRA	Prudential Regulation Authority (UK)
RBWM	Retail Banking and Wealth Management, a global business
Revenue	Net operating income before ECL
RMBS	Residential mortgage-backed securities
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies set up in response to UK ring-fencing proposals
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
VaR	Value at risk

44	HSBC Holdings plc Earnings Release 1Q19

Paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9606X_1-2019-5-2.pdf

HSBC Holdings plc Earnings Release 1Q19	45

Earnings Release – 1Q19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Ewen Stevenson
Name: Ewen Stevenson
Title: Group Chief Financial Officer

Date: 3 May 2019

46	HSBC Holdings plc Earnings Release 1Q19